
15005056



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/5/15

Received SEC
FEB 09 2015
Washington, DC 20549

February 9, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-9-15

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter received January 5, 2014

Dear Mr. Moffatt:

This is in response to your letter received on January 5, 2015 concerning the shareholder proposal submitted to CVS Health by NorthStar Asset Management, Inc. Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter received January 5, 2015

The proposal requests that the board report annually to shareholders a congruency analysis between the company's corporate values and the company's and the CVS EPAC's political and electioneering contributions.

We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that CVS Health's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that CVS Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 2, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to CVS Health Corporation requesting annual report on congruency of corporate values in political contributions

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock of CVS Health Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company seeking an annual report on the congruency of corporate values and political contributions. I have been asked by the Proponent to respond to the no action request letter dated January 5, 2014 (sic) (the "Company Letter") sent to the Securities and Exchange Commission by Thomas Moffatt on behalf of the Company. The Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(10) (substantial implementation). A copy of this letter is being emailed concurrently to Thomas Moffatt.

SUMMARY

The resolved clause of the Proposal states:

> Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

The full proposal is included in **Appendix A**.

The Company's letter asserts that its existing actions, consisting of internal review of company and PAC contributions, together with disclosures of the amount of PAC contributions, constitutes substantial implementation of the Proposal. The Company letter asserts that the existing disclosures would allow shareholders to assess for themselves the issues of congruency should they choose to.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

Since the essential purpose of the Proposal is for the management to publish its own analysis of the congruency of its donations and to explain the exceptions made, the Company's actions fail to constitute substantial implementation for purposes of Rule 14a-8(i)(10).

ANALYSIS

The Proposal is not excludable pursuant to Rule 14a-8(i)(10).
The Company argues that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10). The Company argues that its internal policies for review of congruency prior to granting of contributions, and its publication of the amount of contributions made, constitutes substantial implementation.

In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010).

Thus, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has not substantially fulfilled *either* the guidelines or the essential purpose of the Proposal. The company's letter notably focuses on whether it has implemented the Proposal's essential objectives, no doubt because its "particular policies, practices and procedures" do not compare favorably with the guidelines of the proposal.

The Proposal at its core requests that the "Board of Directors report to shareholders annually… a congruency analysis between corporate values... and… political and electioneering contributions." The Company has done nothing to publish such an analysis.

The Proposal further specifies that the report should include "a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions." Again, the company has not fulfilled these core elements of the request.

The Company asserts that it has a policy governing political contributions made from corporate and Employee Political Action Committee (EPAC) funds, and that an EPAC

Steering Committee that reviews expenditures and ensures that the EPAC spends in accordance with general corporate values and objectives. This, combined with publishing an annual report of all federal and state political contributions on their website, the Company asserts, means it has substantially fulfilled the request of the proposal in the Proposal. However, in reality the Company has done nothing to provide a rationale for why numerous, seemingly incongruent donations have been made.

Internal review of how political contributions align with the Company's stated values is in no way equivalent to reporting such analyses to shareholders. Disclosure of the management's explanation of why there are incongruent political expenditures is the fundamental focus and purpose of the Proposal.

The Company mischaracterizes the essential goal of the Proposal as requiring management to perform an analysis of the congruencies between expenditures and corporate values, when it is clear that the essential purpose of the Proposal is to ensure *transparency* regarding such analyses. The Proposal is not satisfied by the current practice by which the Company makes seemingly incongruent contribution decisions behind closed doors, and then does not defend or disclose the reasons for its actions.

The Company goes on to argue that since it already does the required analysis of political expenditures, fulfilling the Proposal would create a redundant analysis: "The Steering Committee does not approve an expenditure unless it finds both legal soundness and overall alignment with the Company's objectives and principles. Thus, the Proposal essentially requests that the Company adopt an analysis of spending incongruencies after-the-fact when that analysis is already performed before-the-fact."

This redundancy argument is entirely unfounded. Nowhere in the Proposal does it state that the analysis should be performed after the fact. It would certainly be considered substantial implementation if the company put its analysis into an annual written report. There need not be "management inefficiencies" and "redundancies." The fact that a mechanism is in place as the Company asserts only makes it easier for the Company to fulfill the Proposal's request.

Review of Staff precedents confirms that failure to publish a core analysis requested by a Proposal renders the proposal not substantially implemented

The Staff has confirmed repeatedly that proposals will not be excluded despite a claim of substantial implementation if a core analysis requested by the proposal has not been performed and published. For instance, in *McDonalds Corporation* (March 14, 2012) the proposal requested the board issue a report assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet related diseases and other impacts on children's health. The proposal also specified that the report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations. The company's substantial implementation argument was rejected, even though the company may have internally or implicitly conducted some of the assessments requested by the Proposal. Its reporting to shareholders did not fulfill the guidelines of the Proposal in disclosure of an assessment.

Another example shows that publishing related information from which shareholders might undertake their own analysis is not equivalent to publishing the requested analysis. In *Verizon Communications, Inc.* (February 5, 2013) the proposal requested that the company's board of directors report on how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described in the proposal. Even though the company was able to cite a variety of internal management policies located on its website regarding net neutrality, the actions reported did not include the requested analysis by the board directed to shareholders.

Similarly, in *Alpha Natural Resources, Inc.* (March 19, 2013) the proposal requested that the company prepare a report on the company's goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long- and short-term financial and operational risks to the company and society. The Staff did not find substantial implementation where the company had failed to disclose any analysis of long and short term financial and operational risks to the company and society.

In addition, numerous other company attempts to exclude proposals under Rule 14a-8(i)(10) have failed where the company has provided public disclosure of some, but not all, of the elements of reporting requested. See for instance *Marathon Oil Corporation* (January 22, 2013); *Dominion Resources, Inc.* (February 28, 2014), *NIKE, Inc.* (July 5, 2012) (requesting reports on lobbying or political contributions and expenditures).

Examples of Unexplained Incongruencies

According to the Company Letter, the Nominating and Corporate Governance Committee began performing reviews of the Company's "political policies and practices, including political contributions and lobbying activities . . . in part to ensure overall compliance with corporate values and objectives" as of January 2014.

The Company implies that this "review" qualifies as implementation of the proposal's essential objective, yet the Proponent has found numerous unexplained political contributions made since that date which are in direct contrast to company policies and values. These seemingly incongruent contributions relate to a wide range of topics, including healthcare, LGBT equality, environmental protection, and smoking cessation/tobacco. CVS has also publically supported the Patient Protection and Affordable Care Act,[1] as well as better access to lower cost health care, yet the Company has continued to support politicians which have been outspoken against this Act.

---

[1] http://www.politico.com/story/2013/07/cvs-caremark-will-help-promote-obamacare-94771.html

CVS Health's own document entitled "Our Public Policy Principles" lays out the issues which could drive the Company's and the EPAC's political giving, including:

- Reducing Access to and Use of Tobacco to Improve Public Health and Reduce Health Care Costs
- Solutions for the Cost, Quality and Access Challenges
- Supporting Economic Growth, Jobs and Investment [specifically including "broad immigration reform" and "creating a path to legal status for those already here."]

Additionally, CVS Health's Environmental Commitment Statement declares that "As a company dedicated to improving people's lives through innovative and high-quality health and pharmacy services, we are committed to operating in a manner that meets or exceeds applicable environmental regulations; reducing our environmental and climate-related impacts; and contributing to the long-term sustainability of our business." This same policy notes that "Government [. . .] Monitoring environmental policy and legislation" is a cornerstone of the tactics crucial in supporting positive legislation regarding the environment. Yet, the Company has supported numerous politicians voting now on what have been considered key environmental votes.

On CVS Health's "Diversity" webpage, viewers will find a plethora of sites touting the importance of diversity and equal opportunity at the company. These include the Company's Supplier Diversity Program, the equal employment opportunity policy which states that "our continued success depends on the full participation of all qualified persons regardless of age, gender, gender identity or expression, marital status, sexual orientation . . .", highlights of multicultural marketing initiatives, and various workforce diversity groups which have been "established by women, LGBT employees, veterans, and Latino, Portuguese and African Americans colleagues, to name a few." Yet, the Company has supported numerous politicians who have voted against prohibiting job discrimination based on sexual orientation, and have voted in favor of banning same-sex marriage.

It is important to note finally that in February 2014, CVS Health Corporation announced that it would be removing all tobacco products from its 7,700 retail stores, replacing those items with smoking-cessation programs. This feat was crucial to the company's intention to "bolster its image as a health care company" due to the fact that "sales [of tobacco] conflicted with its health care mission."[2] As CEO Larry Merlo explained, "The contradiction of selling tobacco was becoming a growing obstacle to playing a bigger role in health care delivery."[3] Yet, in 2014, the CVS EPAC gave $4,000 in campaign funds to Congressman Whitfield despite his long and continued defense of the tobacco industry.

---

[2] http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/

[3] http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/

And despite CVS Health's Public Policy Principles' statement that immigration reform, creating a pathway to legal status for immigrants, and an insistence that "We believe this immigration reform is critical to ensure that the United States remains globally competitive and able to attract needed workers at all skill levels to ensure its continued economic prosperity," CVS Health has continued to give numerous contributions to politicians that seek to thwart immigration reform and the ability of immigrant workers to seek a path to citizenship. This includes contributions of $4,500 in 2014 to Texas Rep. Blake Farenthold who voted for an amendment to defund a program that would provide temporary legal status and halt a deportation ban on DREAMers (undocumented immigrants brought to the United States by their parents), and then stated that the "compassionate solution" to the problem would be to deport these children's parents, while allowing the children to stay in the United States.[4]

Under the framework of the Proposal, it does not rest with the Proponent to determine which donations were incongruent; rather it rests with the company to explain how it analyzes the congruency of specific donations, and what overriding considerations cause it to provide donations despite incongruent voting records of some donation recipients.

The Proponent believes that these examples illustrate that while the Company may have put in place new evaluation procedures in advance of making political contributions, the Company has certainly not implemented the needed publication of an analysis explaining its assessments of congruency and whether and where it is making exceptions in contributions between its stated values priorities and the contributions to political candidates and campaigns.

CONCLUSION

The Company has not met its burden that the Proposal is excludable under Rule 14a-8(i)(10). Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie Goodridge
Thomas Moffatt

[4] http://thinkprogress.org/immigration/2013/08/12/2449661/gop-congressman-supports-legalizing-undocumented-youths/

APPENDIX A
Text of the Shareholder Proposal

Alignment between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder scrutiny;

Political contributions made by the company include inconsistencies between donations and corporate values. For instance, CVS's Environmental Commitment Statement declares that "we are committed to . . . reducing our environmental and climate-related impacts; and contributing to the long-term sustainability of our business." Yet since 2009, CVS EPAC designated over 30% of its contributions to politicians voting **against** the *American Clean Energy and Security Act of 2009* and **for** deregulating greenhouse gases;

CVS has an equal employment opportunity policy which states that "our continued success depends on the full participation of all qualified persons regardless of age, gender, gender identity or expression, marital status, sexual orientation . . ." Yet since 2009, CVS EPAC designated more than 38% of its contributions to politicians voting **against** hate crimes legislation and the repeal of Don't Ask Don't Tell, and sponsoring the Federal Marriage Amendment Act, which would eliminate equal marriage rights across the nation;

Additionally, CVS paid $187,500 in dues used for political activities or advocacy to the **U.S. Chamber of Commerce**, a group from which other corporations have distanced themselves due to its climate policies, raising shareholder concerns about the Company's commitment to the environment;

Through contributions to the U.S. Chamber of Commerce, CVS inadvertently supports the **Institute for Legal Reform**, which has ties to the **American Legislative Exchange Council (ALEC)**. ALEC introduced and advocated for controversial and potentially discriminatory "Stand Your Ground" laws, which are being investigated for racial bias.

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that Company management develop coherent criteria for *determining* congruency, such as identifying legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.



Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 5, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Dear Sir or Madam:

On behalf of CVS Health Corporation, a Delaware corporation (the "Company" or "CVS Health"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am filing this letter with respect to the shareholder proposal and supporting statement submitted by NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") by letter dated November 25, 2014 (the "Proposal") for inclusion in the proxy materials that CVS Health intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). A copy of the Proposal and all related correspondence with the Proponent are attached as Exhibit A. I hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS Health omits the Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS Health files its definitive 2015 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008) question C, I have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

The Proposal

The Proposal states:

"RESOLVED: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions."

The Proposal is preceded by a five-paragraph preamble that discusses the Company's Environmental Commitment Statement and focuses on the Company's corporate expenditures in support of politicians who have opposed hate crimes legislation and supported the Federal Marriage Amendment Act in various ways, as well as its membership in the U.S. Chamber of Commerce.

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Pursuant to Rule 14a-8(i)(10), the Proposal is excludable because the Company has already established committees that analyze political contributions to ensure, among other things, general compliance with corporate values, both at the outset before making expenditures and after expenditures occur. Furthermore, the Company's management has already enacted reporting guidelines that require public disclosure and greater transparency of political contributions, allowing shareholders to analyze the congruencies between spending and corporate policies. Thus, the Company believes that implementation of the Proposal is redundant in light of current policies, procedures and reports.

I hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented by the Company.

Under 14a-8(i)(10), a shareholder proposal is excludable from proxy materials when a company's management has already substantially implemented the proposal. The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation requires satisfactory compliance with both the proposal's underlying concerns and its essential objective. *See Id.*

As disclosed on the CVS Health Political Activities and Contributions page of the CVS Health website, attached hereto as Exhibit B, CVS Health, "in a move towards greater transparency and per shareholder requests, [CVS Health] report[s] [political] contributions in [a] Political Activities and Contributions report," attached hereto as Exhibit C. The annual report of political contributions published on the Company's website includes all contributions that the Company makes at both the federal and state levels of government. CVS Health has a policy governing political contributions made from corporate and Employee Political Action Committee (EPAC) funds, and an EPAC Steering Committee (the "Steering Committee"), comprised exclusively of senior officers, that reviews expenditures and ensures that the EPAC spends in accordance with general corporate values and objectives. In addition, CVS Health complies with the Lobbying Disclosure Act of 1995, submitting to Congress semi-annual reports that include a list of EPAC contributions to federal candidates. Therefore, the Company's policy of publishing annual reports concerning political spending, along with the review process conducted by the Steering Committee, substantially complies with the Proposal's underlying concerns and essential objectives, and implementation of the Proposal would result in corporate redundancies, less shareholder disclosure and an inefficiency of management.

The underlying concern of the Proposal is to ensure congruency between political spending and core company values. As a method of achieving this congruency, the Proposal asks that management publish an annual list of any political contributions that fail to align with corporate values. The crux of the Proposal, as stated in the bottom lines of the resolution itself, appears to be the publishing of a list of incongruencies. Accordingly, CVS Health already substantially complies with the underlying concern because it publishes an annual list of all state and federal political contributions. This list is readily accessible to both shareholders and the public. Furthermore, instead of granting management the discretion of determining whether a particular government contribution is congruent with corporate values, the Company's report goes beyond the Proposal by providing shareholders with information concerning all expenditures, thereby allowing shareholders to examine congruencies individually.

The essential goal of the Proposal is for management to perform an analysis of the congruencies between expenditures and corporate values. Beginning in January 2014, the Company's Nominating and Corporate Governance Committee (the "Committee"), comprised of independent members of its Board of Directors, reviews the Company's political policies and practices, including political contributions and lobbying activities. The Committee reviews those policies, practices and expenditures in part to ensure overall compliance with corporate values and objectives.

Because it is impossible for every political contribution to benefit the Company's interests down the line, and political candidates and organizations have a variety of different viewpoints and interests, CVS Health adopts a holistic analysis when ensuring congruency with corporate objectives and values. No one political candidate or organization can adhere to every value or interest of a company as diverse and expansive as CVS Health. Thus, the type of holistic analysis conducted by the Committee is both necessary and reasonable. Moreover, the Company's General Counsel and Chief Health Strategy Officer regularly reviews EPAC expenditures with overall corporate objectives and values in mind, spending only for the purpose of advancing CVS Health's interests as a whole, thereby ensuring the general congruency of expenditures with Company objectives and values.

In addition, the Steering Committee reviews and approves all EPAC contributions, as a good business practice and to ensure compliance with all laws and regulations. Although no detailed piecemeal analysis is conducted of every expenditure, a holistic analysis is conducted to ensure compliance with corporate objectives and values. The Steering Committee does not approve an expenditure unless it finds both legal soundness and overall alignment with the Company's objectives and principles. Thus, the Proposal essentially requests that the Company adopt an analysis of spending incongruencies after-the-fact when that analysis is already performed before-the-fact. The Company believes that requiring that management determine, at its discretion, whether an individual line item of political spending is congruent with all corporate values, once it has already determined at the outset that all expenditures are not incongruent with overall corporate values and objectives, is unnecessary and a waste of corporate resources.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2015 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Tom Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/ att: Ms. Julie N.W. Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan
Mr. Stephen Giove, Shearman & Sterling LLP

EXHIBIT A

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

RECEIVED

NOV 26 2014

LEGAL DEPARTMENT

November 25, 2014

Colleen M. McIntosh
Senior Vice President and Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Ms. McIntosh:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of CVS Health common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors report on the congruency between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided within 10 business days. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from CVS Health to report on the congruency between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Alignment between Corporate Values and Political Contributions

Whereas:

The Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder scrutiny;

Political contributions made by the company include inconsistencies between donations and corporate values. For instance, CVS's Environmental Commitment Statement declares that "we are committed to . . . reducing our environmental and climate-related impacts; and contributing to the long-term sustainability of our business." Yet since 2009, CVS EPAC designated over 30% of its contributions to politicians voting against the *American Clean Energy and Security Act of 2009* and for deregulating greenhouse gases;

CVS has an equal employment opportunity policy which states that "our continued success depends on the full participation of all qualified persons regardless of age, gender, gender identity or expression, marital status, sexual orientation . . ." Yet since 2009, CVS EPAC designated more than 38% of its contributions to politicians voting against hate crimes legislation and the repeal of Don't Ask Don't Tell, and sponsoring the Federal Marriage Amendment Act, which would eliminate equal marriage rights across the nation;

Additionally, CVS paid $187,500 in dues used for political activities or advocacy to the U.S. Chamber of Commerce, a group from which other corporations have distanced themselves due to its climate policies, raising shareholder concerns about the Company's commitment to the environment;

Through contributions to the U.S. Chamber of Commerce, CVS inadvertently supports the Institute for Legal Reform, which has ties to the American Legislative Exchange Council (ALEC). ALEC introduced and advocated for controversial and potentially discriminatory "Stand Your Ground" laws, which are being investigated for racial bias.

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that Company management develop coherent criteria for *determining* congruency, such as identifying legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.



December 3, 2014

Colleen M. McIntosh
Senior Vice President and Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Ms. McIntosh:

This letter is in regards to our shareholder proposal filed on November 25, 2014. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in CVS for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Wealth Management
55 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

November 26, 2014

Colleen M. McIntosh
Senior Vice President and Corporate Secretary
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Ms. McIntosh:

Morgan Stanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 25, 2014, the NorthStar Funded Pension Plan held 447 shares of CVS Health Corporation common stock valued at $40,359.63. Morgan Stanley has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 25, 2013 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.

EXHIBIT B

Our Political Activities and Contributions

Political Contributions Report [PDF - 565 KB]

Trade Association Dues Report [PDF - 165 KB]

CVS Health participates in the political process to help shape public policy and address legislation that has a direct impact on the company. The engagement ensures that the interests of our business, customers, shareholders and employees are fairly represented at all levels of government.

It is CVS Health's policy that the CEO and the Board are responsible for determining the company' policy and political interests, and how to further those interests in a manner consistent with applicable laws. Specifically, as of January 2014, the Nominating and Corporate Governance Committee will review and consider the Company's policies and practices, including expenditures, regarding political contributions, and direct and indirect lobbying. It will also review and consider th company's policies and practices regarding other significant public policy issues, which the Board may determine from time to time.

Our Public Policy Principles outline our priorities for participating in the public policy sphere. We are committed to addressing health costs, quality and access, because ensuring people get the right care, at the right time and in the right setting reflects our company purpose. We work with federal and state policymakers, others in our industry, the broader business community and nonprofit and civic partners to advance policies that will improve health outcomes. The list on the right provides a overview of our focus areas. For more information visit the Public Policy Principles on our website.

Lobbying Activity

Lobbying is highly regulated in the United States, and we comply with applicable U.S. federal and state laws, including the Lobbying Disclosure Act and Honest Leadership and Open Government A that require reporting on lobbying activities and certification of compliance with Congressional gift rules. Our company's federal lobbying reports can be found on the Lobbying Disclosures website. 2014, we will be adding more content on our website to make the information more accessible and provide additional context on our lobbying efforts.

Our Government Affairs team represents the company's point of view in Washington, D.C. and in state capitals around the country. We focus on legislative and public policy issues that impact the company's delivery of pharmacy care and long-term business interests, and communicate with policymakers and stakeholders on issues that impact our business.

Political Donations

As a public corporation, CVS Health is prohibited by federal law from making contributions to candidates or political parties in federal elections. We make contributions at the state level, as allowed by state laws. All of the company's contributions promote the interests of the company and are made without regard for the private political preferences of company officers and executives. A listing of our 2013 political donations at the state and local level, including candidates, political parties and ballot initiatives, is available in the Political Activities and Contributions report.

Employees Political Action

As with many corporations, we offer certain eligible employees an opportunity to participate in the political process by voluntarily contributing to our company's Employees Political Action Committee (EPAC). Political contributions to federal candidates, political party committees and political action committees are made by our EPAC. Consistent with federal law, CVS Health pays the administrative, solicitation and compliance costs of the committee.

The EPAC is subject to comprehensive regulation by the federal government, including detailed disclosure requirements.

Under the Lobbying Disclosure Act of 1995, CVS Health submits to Congress semi-annual reports, which also include a listing of EPAC's contributions to federal candidates. In a move toward greate transparency and per shareholder requests, we report these contributions in the Political Activities and Contributions report on our website. Included on our website are disclosures of the contributions the EPAC also makes at the state level. We operate employee-funded state Political Action Committees (PACs) in Rhode Island, Massachusetts and New York.

CVS Health has a policy governing political contributions made from corporate and EPAC funds to ensure that all potential political contributions made by or on behalf of CVS Health or an EPAC are reviewed and approved internally for compliance with all federal, state and local laws, and that all c the company's political activities are conducted in accordance with high ethical standards. This policy applies to all employees of CVS Health, and each of its subsidiaries and affiliates. CVS Healt does not make any independent expenditures in federal, state or local elections.

Trade Association Participation

CVS Health participates in various federal and state trade associations or organizations that opera in support of specific industries. Trade associations participate in activities such as education, advertising and lobbying to influence public policy. Many associations offer other services, such as producing conferences, networking or charitable events or offering classes or educational material Some associations also make political contributions or operate a PAC.

In 2013, CVS Health paid approximately $4.6 million in dues to trade and industry associations. Details regarding 2013 membership dues can be found in our annual Trade Association Dues Report, along with our past reports. These reports include the amount paid for advocacy and/or political purposes for any trade or industry association with annual total dues of $25,000 or more.

EXHIBIT C



Millions of times a day, we're helping people on their path to better health—from advising on prescriptions to helping manage chronic and specialty conditions. Because we're present in so many moments, big and small, we have an active, supportive role in shaping the future of health care.

Political Activities and Contributions

2014
Political Activities and Contributions



CVS Caremark Corporation Employees Political Action Committee – Federal Contributions – January – June 30, 2014				
	Party	Date	Amount	Purpose
Tuesday Group PAC	R	02/06/2014	$5,000.00	Contributions to federal committees
PCMA Political Action Committee		02/06/2014	$5,000.00	Contributions to federal committees
Sen. Charles E. Schumer	D	02/06/2014	$1,000.00	Contributions to federal candidates
Rep. Mike Kelly	R	02/06/2014	$2,500.00	Contributions to federal candidates
Wyden for Senate	D	02/06/2014	$1,000.00	Contributions to federal candidates
Rep. Peter Roskam	R	02/06/2014	$3,000.00	Contributions to federal candidates
Rep. Steve Scalise	R	02/19/2014	$2,500.00	Contributions to federal candidates
Kind for Congress	D	02/19/2014	$1,000.00	Contributions to federal candidates
Tiberi for Congress	R	03/07/2014	$1,000.00	Contributions to federal candidates
Rep. Tammy Duckworth	D	03/07/2014	$2,500.00	Contributions to federal candidates
Impact	D	03/07/2014	$5,000.00	Contributions to federal committees
Rep. Tom Marino	R	03/07/2014	$1,000.00	Contributions to federal candidates
Rep. Gus Bilirakis	R	03/07/2014	$2,500.00	Contributions to federal candidates
National Republican Congressional Cmte	R	03/07/2014	$5,000.00	Contributions to federal committees
National Republican Congressional Cmte	R	03/07/2014	$5,000.00	Contributions to federal committees
National Republican Congressional Cmte	R	03/07/2014	$5,000.00	Contributions to federal committees
Searchlight Leadership Fund	D	03/07/2014	$5,000.00	Contributions to federal committees
Friends of Mark Warner	D	03/25/2014	$1,500.00	Contributions to federal candidates
Democratic Senatorial Campaign Committee	D	03/25/2014	$5,000.00	Contributions to federal committees
Democratic Senatorial Campaign Committee	D	03/25/2014	$5,000.00	Contributions to federal committees
Democratic Senatorial Campaign Committee	D	03/26/2014	$5,000.00	Contributions to federal committees
SHORE PAC	D	03/29/2014	$2,000.00	Contributions to federal committees
RELA		03/31/2014	$2,500.00	Contributions to federal committees
ORRINPAC	R	03/31/2014	$5,000.00	Contributions to federal committees
Rep. Ben Ray Lujan	D	03/31/2014	$1,000.00	Contributions to federal candidates
Rep. Gary Peters	D	03/31/2014	$500.00	Contributions to federal candidates
Rep. Michelle Lujan Grisham	D	03/31/2014	$1,000.00	Contributions to federal candidates
Cantor for Congress	R	04/22/2014	$5,000.00	Contributions to federal candidates
Every Republican is Crucial PAC	R	04/22/2014	$5,000.00	Contributions to federal committees
Becerra for Congress	D	04/22/2014	$1,000.00	Contributions to federal candidates
Friends of Jason Chaffetz	R	04/22/2014	$2,500.00	Contributions to federal candidates
Rep. Doris Matsui	D	04/22/2014	$1,000.00	Contributions to federal candidates
NEW MILLENNIUM PAC	D	04/22/2014	$5,000.00	Contributions to federal committees
Sen. Robert Menendez	D	04/22/2014	$5,000.00	Contributions to federal candidates
Sen. Robert Menendez	D	04/22/2014	$5,000.00	Contributions to federal candidates
Mike Thompson for Congress	D	04/22/2014	$1,000.00	Contributions to federal candidates
Whitfield for Congress (R-KY)	R	04/22/2014	$1,500.00	Contributions to federal candidates
Bluegrass Committee	R	04/22/2014	$5,000.00	Contributions to federal committees
Rep. Blake Farenthold	R	04/22/2014	$3,000.00	Contributions to federal candidates
Rep. Blake Farenthold	R	04/22/2014	$1,500.00	Contributions to federal candidates
Rep. Bill Johnson	R	04/22/2014	$1,000.00	Contributions to federal candidates
Kay Hagan for Senate Campaign	D	04/22/2014	$1,000.00	Contributions to federal candidates
Devin Nunes Campaign Committee	R	04/22/2014	$1,000.00	Contributions to federal candidates
Tim Murphy for Congress	R	04/22/2014	$500.00	Contributions to federal candidates
AMERICA'S LEADERSHIP PAC	D	04/22/2014	$1,000.00	Contributions to federal committees
Rep. Blake Farenthold	R	05/27/2014	$3,000.00	Reattribution to 2014 general election
Rep. Denny Heck	D	06/09/2014	$500.00	Contributions to federal candidates
Narragansett Bay PAC	D	06/11/2014	$5,000.00	Contributions to federal committees
The Markey Committee	D	06/11/2014	$1,000.00	Contributions to federal candidates
Rep. Patrick J. Murphy	D	06/11/2014	$500.00	Contributions to federal candidates
Women of the Senate Fund 2014		06/11/2014	$1,000.00	Contribution to federal committee
Rep. Jim McDermott	D	06/11/2014	$1,000.00	Contributions to federal candidates
Rep. Billy Long	R	06/11/2014	$1,000.00	Contributions to federal candidates
Rep. Gus Bilirakis	R	06/11/2014	$1,000.00	Contributions to federal candidates
Erik Paulsen for Congress	R	06/11/2014	$1,000.00	Contributions to federal candidates
Boehner for Speaker		06/11/2014	$5,000.00	Contributions to federal committees
Rep. Tammy Duckworth	D	06/11/2014	$5,000.00	Contributions to federal candidates
Lynn Jenkins for Congress	R	06/11/2014	$1,500.00	Contributions to federal candidates
Chris Gibson for Congress	R	06/11/2014	$2,000.00	Contributions to federal candidates
Tom Reed for Congress	R	06/11/2014	$2,500.00	Contributions to federal candidates
Rep. Renee Ellmers	R	06/11/2014	$2,500.00	Contributions to federal candidates
Ryan for Congress	R	06/11/2014	$2,500.00	Contributions to federal candidates
Georgians for Isakson (R-GA)	R	06/11/2014	$1,000.00	Contributions to federal candidates
Wyden for Senate	D	06/11/2014	$1,000.00	Contributions to federal candidates
Alexander for Senate 2014, Inc.	R	06/11/2014	$2,500.00	Contributions to federal candidates
Tim Scott for Senate	R	06/11/2014	$2,500.00	Contributions to federal candidates
Enzi for Senate	R	06/11/2014	$1,500.00	Contributions to federal candidates
Sen. Thad Cochran	R	06/11/2014	$1,000.00	Contributions to federal candidates
Freedom Fund	R	06/24/2014	$1,000.00	Contributions to federal committees



POLITICAL ACTION COMMITTEE – STATE

CVS Caremark Corporation Employees Political Action Committee – State Contributions – January – June 30, 2014				
State	Recipient	Date	Amount	Purpose
Massachusetts				
MA	Rep. Steven M. Walsh	01/03/2014	$500.00	13534 - Steven Walsh - State contribution
MA	Committee to Elect Ed Coppinger	02/19/2014	$200.00	15066 - Ed Coppinger - Contribution
MA	Rep. Jeffrey Sanchez	02/19/2014	$250.00	13964 - Jeffrey Sanchez - Contribution
MA	Sen. Richard T. Moore	03/25/2014	$500.00	10315 - Richard Moore - Contribution
MA	Rep. Robert A. DeLeo	03/25/2014	$500.00	11413 - Bob DeLeo - Contribution
MA	Sen. Therese Murray	03/25/2014	$500.00	12229 - The Murray Committee - Contribution
MA	Rep. James T. Welch	03/25/2014	$500.00	14191 - Jim Welch - Contribution
MA	Rep. Ann-Margaret Ferrante	06/11/2014	$200.00	14757-Ann-Margaret Ferrante-Contribution
MA	Deb Goldberg Committee	06/11/2014	$500.00	14385-Deb Goldberg-Contribution
MA	Rep. Patricia A. Haddad	06/11/2014	$500.00	13627-Patricia Haddad-Contribution
MA	Committee for a Democratic House	06/11/2014	$500.00	80626-Cmt for Dem House-Contribution
MA	Rep. Aaron Michlewitz	06/11/2014	$300.00	14902 - Aaron Michlewitz - Contribution
MA	Cusack Committee	06/11/2014	$250.00	15177-Mark James Cusack-Contribution
Ohio				
OH	Committee to Elect Lynn Wachtmann	06/24/2014	$350.00	Contributions to state candidates
Pennsylvania				
PA	Friends of Bill Adolph	04/22/2014	$1,000.00	Contributions to state candidates
PA	Friends of Joe Scarnati	06/11/2014	$1,000.00	Contributions to state candidates
PA	Rep. Dave Reed	06/24/2014	$1,000.00	Contributions to state candidates
Rhode Island				
RI	Friends of Gina Raimondo	01/03/2014	$1,000.00	Contributions to state candidates
RI	Rep. Nicholas A. Mattiello	02/19/2014	$1,000.00	Contributions to state candidates
RI	RI House Leadership PAC	02/19/2014	$1,000.00	Contributions to state committees
RI	Providence Chamber PAC	06/11/2014	$1,000.00	Contributions to state PACs
Texas				
TX	Bennett Ratliff for State Representative	02/19/2014	$2,000.00	Contributions to state candidates
TX	David Dewhurst Committee	02/19/2014	$5,000.00	Contributions to state candidates
TX	JD Sheffield for State Representative	02/19/2014	$2,000.00	Contributions to state candidates
TX	Jim Keffer Campaign	02/19/2014	$1,000.00	Contributions to state candidates
TX	John Carona Campaign	02/19/2014	$3,000.00	Contributions to state candidates
TX	Linda Harper-Brown Campaign	02/19/2014	$2,000.00	Contributions to state candidates
TX	Ralph Sheffield Campaign	02/19/2014	$1,000.00	Contributions to state candidates
TX	Sarah Davis Campaign	02/19/2014	$2,000.00	Contributions to state candidates
TX	Todd Hunter Campaign	02/19/2014	$2,500.00	Contributions to state candidates
TX	Friends of Brandon Creighton	02/19/2014	$2,500.00	Contributions to state candidates
TX	Texans for Dan Patrick	06/11/2014	$5,000.00	Contributions to state candidates
TX	Friends of Brandon Creighton	06/24/2014	$3,000.00	Contrubutions to state candidates



POLITICAL ACTION COMMITTEE – FEDERAL

CVS Caremark Corporation Employees Political Action Committee – Federal Contributions – January – December 31 2013				
	Party	Date	Amount	Purpose
Alexander for Senate 2014, Inc.	R	03/25/2013	$1,000	Contributions to Federal Candidates
Friends of Max Baucus	D	03/25/2013	$1,000	Contributions to Federal Candidates
Sen. Robert F. Bennett	D	03/25/2013	$1,000	Contributions to Federal Candidates
Diane Black for Congress	R	03/25/2013	$1,000	Contributions to Federal Candidates
Brady for Congress	R	03/25/2013	$1,000	Contributions to Federal Candidates
Rep. Vern Buchanan	R	03/25/2013	$1,000	Contributions to Federal Candidates
Dave Camp for Congress	R	03/25/2013	$1,000	Contributions to Federal Candidates
Dem Senatorial Campaign Committee	D	03/25/2013	$15,000	Contributions to Federal Committees
National Republican Congressional Committee	R	03/25/2013	$15,000	Contributions to Federal Committees
Friends of Dick Durbin Committee (D-IL)	D	03/25/2013	$1,000	Contributions to Federal Candidates
Kay Hagan for Senate Campaign	D	03/25/2013	$1,000	Contributions to Federal Candidates
Hoyer's Majority Fund	D	03/25/2013	$1,000	Contributions to Federal Committees
Rep. Mike Kelly	R	03/25/2013	$1,000	Contributions to Federal Candidates
Rep. Bob Latta	R	03/25/2013	$1,000	Contributions to Federal Candidates
Tim Murphy for Congress	R	03/25/2013	$1,000	Contributions to Federal Candidates
PCMA Political Action Committee	Trade	03/25/2013	$5,000	Contributions to Federal Committees
Tiberi for Congress	R	03/25/2013	$1,000	Contributions to Federal Candidates
Upton for All of Us	R	03/27/2013	$1,000	Contributions to Federal Candidates
Alexander for Senate 2014, Inc.	R	04/29/2013	$1,000	Contributions to Federal Candidates
Rep. Robert W. Goodlatte	R	04/29/2013	$1,000	Contributions to Federal Candidates
Rep. Tammy Duckworth	D	04/29/2013	$500	Contributions to Federal Candidates
Friends of Lois Capps (D-CA)	D	04/29/2013	$1,000	Contributions to Federal Candidates
Rep. Jim Matheson	D	04/29/2013	$1,000	Contributions to Federal Candidates
Marsha Blackburn for Congress	R	04/29/2013	$1,500	Contributions to Federal Candidates
The Reed Committee	R	04/29/2013	$1,000	Contributions to Federal Candidates
Tuesday Group PAC	R	04/29/2013	$5,000	Contributions to Federal Committees
FLAKE PAC	R	05/06/2013	$1,000	Contributions to Federal Committees
Becerra for Congress	D	05/06/2013	$1,000	Contributions to Federal Candidates
Hawkeye PAC (Grassley)	R	05/06/2013	$1,000	Contributions to Federal Committees
Ryan for Congress	R	05/06/2013	$1,000	Contributions to Federal Candidates
Lone Star Leadership PAC (Burgess)	R	05/06/2013	$1,000	Contributions to Federal Committees
Rep. Robert W. Goodlatte	R	06/14/2013	$500	Contributions to Federal Candidates
Rep. Peter Roskam	R	06/14/2013	$1,000	Contributions to Federal Candidates
Oceans PAC (Whitfield)	D	06/14/2013	$5,000	Contributions to Federal Committees
McConnell Victory Kentucky	R	06/14/2013	$1,500	Contributions to Federal Committees
Lincoln PAC (Kirk)	R	06/14/2013	$1,000	Contributions to Federal Committees
Larson for Congress	D	06/14/2013	$1,000	Contributions to Federal Candidates
JOE-PAC (Crowley)	D	06/14/2013	$1,000	Contributions to Federal Candidates
Impact (Schumer)	D	06/14/2013	$5,000	Contributions to Federal Committees
Georgians for Isakson	R	06/14/2013	$1,000	Contributions to Federal Candidates
Friends of Sessions Senate Committee	R	06/14/2013	$1,000	Contributions to Federal Candidates
Friends of Joe Pitts	R	06/14/2013	$1,000	Contributions to Federal Candidates
Rep. Blake Farenthold	R	06/14/2013	$1,000	Contributions to Federal Candidates
Diane Black for Congress	R	06/14/2013	$1,000	Contributions to Federal Candidates
The Cicilline Committee	D	06/14/2013	$2,500	Contributions to Federal Candidates
Boehner for Speaker	R	06/14/2013	$1,000	Contributions to Federal Committees
Thoroughbred PAC (Whitfield)	R	06/14/2013	$1,000	Contributions to Federal Committees
Marsha Blackburn for Congress	R	07/19/2013	$1,000	Contributions to Federal Candidates
Tom Reed for Congress	R	07/24/2013	$2,000	Contributions to Federal Candidates
ORRINPAC (Orrin Hatch)	R	07/24/2013	$2,500	Contributions to Federal Committees
Texans for Senator John Cornyn	R	08/13/2013	$2,500	Contributions to Federal Candidates
Alexander for Senate 2014, Inc.	R	08/13/2013	$2,500	Contributions to Federal Candidates
McConnell Senate Committee	R	08/13/2013	$2,500	Contributions to Federal Candidates
Kind for Congress	D	08/13/2013	$1,000	Contributions to Federal Candidates
Langevin for Congress	D	08/13/2013	$3,000	Contributions to Federal Candidates
Jobs, Growth and Freedom Fund (Ted Cruz)	D	08/16/2013	$2,000	Contributions to Federal Committees
Sen. Patrick J. Toomey	R	08/16/2013	$1,000	Contributions to Federal Candidates
Sen. Mike Lee	R	09/09/2013	$1,000	Contributions to Federal Candidates
Rob Portman for US Senate	R	09/09/2013	$1,500	Contributions to Federal Candidates
Rep. Steve Scalise	R	09/09/2013	$2,500	Contributions to Federal Candidates
Rep. Brad Schneider	D	09/09/2013	$1,000	Contributions to Federal Candidates
Volunteers for Shimkus	R	09/09/2013	$1,000	Contributions to Federal Candidates
Rep. William Keating	D	09/09/2013	$1,000	Contributions to Federal Candidates
Texans for Senator John Cornyn	R	09/26/2013	$1,000	Contributions to Federal Candidates
Rep. Blake Farenthold	R	09/26/2013	$1,000	Contributions to Federal Candidates
Marsha Blackburn for Congress	R	09/26/2013	$2,000	Contributions to Federal Candidates
Joe Kennedy for Congress	D	09/26/2013	$1,000	Contributions to Federal Candidates
FLAKE PAC (Jeff Flake)	R	09/26/2013	$5,000	Contributions to Federal Committees
The Cicilline Committee	D	09/26/2013	$2,500	Contributions to Federal Candidates
Duffy for Congress	R	09/26/2013	$2,000	Contributions to Federal Candidates
National Republican Senatorial Committee	R	09/27/2013	$15,000	Contributions to National Committees



Dave Camp for Congress	R	10/25/2013	$3,500	Contributions to Federal Candidates
Mike Thompson for Congress	D	10/28/2013	$2,000	Contributions to Federal Candidates
Rep. Tammy Duckworth	D	10/28/2013	$1,000	Contributions to Federal Candidates
Pallone for Congress	D	10/28/2013	$1,000	Contributions to Federal Candidates
GOP GENERATION Y FUND (Aaron Schock)	R	10/28/2013	$2,000	Contributions to Federal Committees
Whitfield for Congress (R-KY)	R	10/29/2013	$1,000	Contributions to Federal Candidates
Rep. Mike Pompeo	R	10/29/2013	$1,000	Contributions to Federal Candidates
BADGERPAC (Ron Kind)	D	10/29/2013	$1,000	Contributions to Federal Committees
Friends for Harry Reid	D	10/25/2013	$2,000	Contributions to Federal Candidates
TEAM PAC (Terri Sewell)	D	11/07/2013	$1,000	Contributions to Federal Committees
MY Jobs PAC (Steve Israel)	D	11/21/2013	$2,000	Contributions to Federal Committees
Charles Boustany, Jr. MD for Congress	R	11/20/2013	$1,000	Contributions to Federal Candidates
Rep. Doris Matsui	D	11/20/2013	$1,000	Contributions to Federal Candidates
Every Republican is Crucial PAC (Cantor)	R	12/09/2013	$5,000	Contributions to Federal Committees
Rep. Tom Marino	R	12/09/2013	$1,500	Contributions to Federal Candidates
Rep. Tom Price	R	12/09/2013	$1,000	Contributions to Federal Candidates
Tom Reed for Congress	R	12/11/2013	$500	Contributions to Federal Candidates
New Democrat Coalition PAC	D	12/11/2013	$5,000	Contributions to Federal Committees
Narragansett Bay PAC (Jack Reed)	D	12/11/2013	$5,000	Contributions to Federal Committees



CVS Caremark Corporation Employees Political Action Committee – State Contributions – January - December 31 2013				
State	Recipient	Date	Amount	Purpose
Arizona				
AZ	Ducey 2014	11/04/2013	$912	Contributions to State Candidates
Iowa				
IA	Friends of Dix	12/23/2013	$250	Contributions to State Candidates
IA	Cownie for State House	12/23/2013	$250	Contributions to State Candidates
IA	Concerned Citizens for Miller	12/23/2013	$500	Contributions to State Candidates
IA	Sen. Matt McCoy	12/23/2013	$250	Contributions to state Candidates
IA	Upmeyer for House	12/23/2013	$250	Contributions to State Candidates
IA	Kraig Paulsen	12/23/2013	$250	Contributions to State Candidates
IA	Terry Brandstad	12/23/2013	$1,000	Contributions to State Candidates
IA	Friends of Whitver	12/23/2013	$250	Contributions to State Candidates
IA	Committee to Elect Lisa Heddens	12/23/2013	$250	Contributions to State Candidates
IA	Citizens for Heaton	12/23/2013	$250	Contributions to State Candidates
IA	Citizens for Gronstal	12/23/2013	$500	Contributions to State Candidates
IA	Amanda Ragan for Iowa Senate	12/23/2013	$250	Contributions to State Candidates
Indiana				
IN	Turner for State Representative Committee	10/02/2013	$500	Contributions to State Candidates
Kentucky				
KY	JACK PAC	10/02/2013	$1,500	Contributions to State Candidates
KY	Kentucky House Dem. Caucus Camp. Cmte	12/17/2013	$2,500	Contributions to state Committees
KY	House Republican Caucus Campaign Committee	12/17/2013	$2,500	Contributions to state Committees
KY	Senate Democratic Caucus Campaign Commit	12/17/2013	$2,500	Contributions to state Committees
KY	Senate Majority Trust	12/17/2013	$2,500	Contributions to state Committees
Massachusetts				
MA	Committee To Elect Brian Dempsey	03/04/2013	$500	Contributions to State Candidates
MA	Committee to Elect Nick Collins	03/04/2013	$500	Contributions to State Candidates
MA	Rep. Jeffrey Sanchez	04/16/2013	$500	Contributions to State Candidates
MA	Rep. Aaron Michlewitz	04/16/2013	$250	Contributions to State Candidates
MA	Rep. Robert A. DeLeo	04/16/2013	$500	Contributions to State Candidates
MA	Sen. Therese Murray	04/16/2013	$500	Contributions to State Candidates
MA	Rep. James T. Welch	04/16/2013	$500	Contributions to State Candidates
MA	Committee for a Democratic House	05/08/2013	$500	Contributions to state Committees
MA	Moore Committee	06/14/2013	$300	Contributions to State Candidates
MA	Martha Coakley Committee	12/09/2013	$500	Contributions to State Candidates
Maryland				
MD	Supporters of Thomas Middleton	08/13/2013	$2,000	Contributions to State Candidates
North Carolina				
NC	NC Healthy Leadership Committee	10/02/2013	$500	Contributions to state Committees
NC	NC MPAC	11/04/2013	$2,000	Contributions to state Committees
NC	Phil Berger Committee	11/20/2013	$4,000	Contributions to State Candidates
NC	Apodaca for NC Senate Committee	11/20/2013	$2,500	Contributions to State Candidates
NC	Friends of Tim Moore	11/20/2013	$4,000	Contributions to State Candidates
NC	David Lewis for NC House	11/20/2013	$2,000	Contributions to State Candidates
NC	Hollo for House	11/20/2013	$1,000	Contributions to State Candidates
NC	Rep. Nelson Dollar	11/20/2013	$2,000	Contributions to State Candidates
NC	Rep. Justin P. Burr	11/20/2013	$1,000	Contributions to State Candidates
NC	Committee to Elect Marilyn Avila	11/20/2013	$1,000	Contributions to State Candidates
Ohio				
OH	Gleslager for Ohio Committee	08/13/2013	$250	Contributions to State Candidates
OH	Team Burke	08/13/2013	$500	Contributions to State Candidates
OH	Friends of Shannon Jones	08/13/2013	$250	Contributions to State Candidates
OH	Friends of Tom Patton	08/13/2013	$500	Contributions to State Candidates
OH	Friends of Faber	08/13/2013	$1,000	Contributions to State Candidates
OH	Citizens for Obhof	08/13/2013	$500	Contributions to State Candidates
OH	Committee to Elect Chris Widener	08/13/2013	$1,000	Contributions to State Candidates
Pennsylvania				
PA	Friends of Frank Dermody	03/01/2013	$500	Contributions to State Candidates
PA	Voters to Elect Vance	06/14/2013	$500	Contributions to State Candidates
PA	PA Senate Republican Campaign Cmte	06/14/2013	$1,000	Contributions to State Committees
PA	Friends of Jake Corman	06/14/2013	$250	Contributions to State Candidates
PA	Friends of Tom Corbett	09/09/2013	$5,000	Contributions to State Candidates
PA	Friends of Joe Scarnati	09/09/2013	$1,000	Contributions to State Candidates
PA	Rep. Dave Reed	09/09/2013	$500	Contributions to State Candidates
PA	House Republican Campaign Committee (HRCC)	09/09/2013	$1,000	Contributions to state Committees
PA	Friends of Dominic Pileggi	09/13/2013	$1,000	Contributions to State Candidates
PA	Friends of Mike Turzai	11/04/2013	$2,000	Contributions to State Candidates
Rhode Island				



POLITICAL ACTION COMMITTEE – STATE

RI	Rep. Nicholas A. Mattiello	[illegible]/2013	$250	Contributions to State Candidates
RI	Providence Chamber PAC	03/04/2013	$1,000	Contributions to State Committees
RI	Sen. Dominick J. Ruggerio	04/18/2013	$250	Contributions to State Candidates
RI	RI House Leadership PAC	04/18/2013	$1,000	Contributions to State Candidates
RI	Rep. Peter F. Kilmartin	04/29/2013	[illegible]	Contributions to State Candidates
RI	RI Senate Leadership Fund	04/29/2013	$1,000	Contributions to State Candidates
Texas				
TX	Texans for Joe Straus	[illegible]/2013	$5,000	Contributions to State Candidates
TX	Texans for Greg Abbott	10/03/2013	$10,000	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January - December 31 2013				
State	Recipient	Date	Amount	Purpose
Alabama				
AL	Bentley Reelection Campaign	9/20/13	$5,000	Contributions to State Candidates
AL	Senator Greg Reed Committee	9/23/13	$500	Contributions to State Candidates
AL	Senator Arthur Orr Committee	9/23/13	$500	Contributions to State Candidates
AL	Senator Cam Ward Committee	9/23/13	$500	Contributions to State Candidates
AL	Rep. Steve Clouse Committee	9/23/13	$500	Contributions to State Candidates
AL	Rep. Ed Henry Committee	9/23/13	$500	Contributions to State Candidates
AL	Rep. Laura Hall Committee	9/23/13	$500	Contributions to State Candidates
Arizona				
AZ	Arizona Republican Party	7/18/13	$2,000	Contributions to State Committees
Arkansas				
AR	Asa Hutchinson for Governor	8/16/13	$4,000	Contributions to State Candidates
AR	Sen. David Sanders Campaign	12/6/13	$2,000	Contributions to State Candidates
AR	Sen. Jason Rapert Campaign	12/6/13	2,000	Contributions to State Candidates
AR	Sen. Missy Irvin Campaign	12/6/13	$2,000	Contributions to State Candidates
AR	Sen. Cecile Bledsoe Campaign	12/6/13	$1,000	Contributions to State Candidates
AR	Sen. Bruce Holland Campaign	12/6/13	$1,000	Contributions to State Candidates
California				
CA	Dr. Richard Pan for Senate 2014	3/6/13	$1,500	Contributions to State Candidates
CA	Raul Bocanegra for Assembly 2014	4/29/13	$1,500	Contributions to State Candidates
CA	Ian Calderon for Assembly 2014	4/29/13	$1,500	Contributions to State Candidates
CA	Connie Conway for Senate 2018	4/29/13	$1,500	Contributions to State Candidates
CA	Cathleen Galgiani for Senate 2016	4/29/13	$1,500	Contributions to State Candidates
CA	Dr. Ed Hernandez OD for Senate 2014	4/29/13	$1,500	Contributions to State Candidates
CA	Alex Padilla for Secretary of State 2014	4/29/13	$1,500	Contributions to State Candidates
CA	Re-Elect Attorney General Kamala Harris 2014	5/15/13	$2,500	Contributions to State Candidates
CA	Toni Atkins for State Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Tom Daly for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Steinberg for Lieutenant Governor 2018	6/18/13	$1,500	Contributions to State Candidates
CA	Skinner for Senate 2016	6/18/13	$1,500	Contributions to State Candidates
CA	Rich Gordon for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Perea for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Mike Gatto for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Kevin DeLeon for Senate 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Eggman for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Bob Huff for Assembly 2016	6/18/13	$1,500	Contributions to State Candidates
CA	Anthony Rendon for Assembly 2014	6/18/13	$1,500	Contributions to State Candidates
CA	Brown for Governor 2014	8/9/13	$15,000	Contributions to State Candidates
CA	Community Partners	8/16/13	$2,500	Contributions to State Committees
CA	Adam Gray for 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Anthony Cannella for Senate 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Bob Wieckowski for Senate 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Bouta for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Brown for Governor 2014	11/13/13	$10,000	Contributions to State Candidates
CA	Californians for Jobs and a Strong Economy	11/13/13	$10,000	Contributions to State Committees
CA	California Latino Caucus	11/13/13	$5,000	Contributions to State Committees
CA	California Legislative Black Caucus Policy Institute	11/13/13	$5,000	Contributions to State Committees
CA	California Vote Project	11/13/13	$10,000	Contributions to State Committees
CA	California Democratic Party	11/13/13	$8,500	Contributions to State Committees
CA	Cheryl Brown for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Connie Conway for Senate 2018	11/13/13	$1,000	Contributions to State Candidates
CA	Desaulnier for Assembly 2016	11/13/13	$2,000	Contributions to State Candidates
CA	Dr. Ed Hernandez, OD Democrat for Senate 2014	11/13/13	$2,500	Contributions to State Candidates
CA	Dr. Richard Pan for Senate 2014	11/13/13	$2,500	Contributions to State Candidates
CA	Friends of Jimmy Gomez for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Holly J. Mitchell for Senate 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Jim Frazier for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Ken Cooley for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Kevin DeLeon for Senate 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Lara for Senate 2016	11/13/13	$2,000	Contributions to State Candidates
CA	Maienschein for Assembly 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Major General Richard D. Roth, USAF (Ret.) for Senate 2016	11/13/13	$1,000	Contributions to State Candidates
CA	Mike Gatto for Assembly 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Phil Ting for Assembly 2014	11/13/13	$2,000	Contributions to State Candidates
CA	Sebastian Ridley-Thomas for assembly 2014	11/13/13	$2,000	Contributions to State Candidates



CVS Caremark Corporation Corporate – State Contributions – January – December 31 2013				
State	Recipient	Date	Amount	Purpose
CA	Tax Fighters for Anderson Senate 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Taxpayers for Bob Huff for Assembly 2016	11/13/13	$1,000	Contributions to State Candidates
CA	Taxpayers for Jim Nielsen Senate 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Ted Lieu for Senate 2014	11/13/13	$2,500	Contributions to State Candidates
CA	Wilk for Assembly 2014	11/13/13	$1,000	Contributions to State Candidates
CA	Bonnie Lowenthal for Mayor of Long Beach 2014	11/13/13	$750	Contributions to State Candidates
CA	Brown for Governor	10/24/13	$35,000	Contributions to State Candidates
Colorado				
CO	Falcon Leadership Fund	8/6/13	$550	Contributions to State Candidates
CO	Advanced State Leaders Committee	8/16/13	$550	Contributions to State Committees
CO	BrushPAC	8/16/13	$550	Contributions to State Candidates
CO	Centennial State Leadership Committee	8/16/13	$550	Contributions to State Committees
CO	Colorado Leadership Fund	8/16/13	$3,875	Contributions to State Committees
CO	Committee for Economic Prosperity	8/16/13	$550	Contributions to State Committees
CO	Frontline Leadership Fund	8/16/13	$550	Contributions to State Candidates
CO	Mainstream Colorado	8/16/13	$1,000	Contributions to State Committees
CO	Peak Leadership Committee	8/16/13	$550	Contributions to State Committees
CO	Priorities for Colorado	8/16/13	$1,000	Contributions to State Committees
CO	Senate Majority Fund	8/16/13	$2,875	Contributions to State Committees
District of Columbia				
DC	Muriel Bowser for Mayor	7/31/13	$1,000	Contributions to State Candidates
DC	Bonds for Council 2014	11/18/13	$500	Contributions to State Candidates
DC	Charles Allen for Ward 6	11/18/13	$500	Contributions to State Candidates
DC	Evans for Mayor	11/18/13	$1,000	Contributions to State Candidates
DC	Mayor Gray's Constituent Services Fund	11/18/13	$500	Contributions to State Candidates
Florida				
FL	Florida Retail Federation Pharmacy Council PAC	4/25/13	$5,000	Contributions to State Candidates
FL	Erik Fresen Campaign	8/14/13	$500	Contributions to State Candidates
FL	Janet Cruz for Florida	8/14/13	$500	Contributions to State Candidates
FL	Jose Felix Diaz Campaign	8/14/13	$500	Contributions to State Candidates
FL	Jeanette Nunez Campaign	8/14/13	$500	Contributions to State Candidates
FL	Carlos Trujillo Campaign	8/14/13	$500	Contributions to State Candidates
FL	Anitere Flores Campaign	8/14/13	$500	Contributions to State Candidates
FL	Rene Garcia Campaign	8/14/13	$500	Contributions to State Candidates
FL	Jason Brodeur for State Representative	9/6/13	$500	Contributions to State Candidates
FL	Lizbeth Benacquisto Campaign	9/6/13	$500	Contributions to State Candidates
FL	Daniel Diaz Leyva Campaign	10/25/13	$500	Contributions to State Candidates
FL	Alan Williams Campaign	11/05/13	$500	Contributions to State Candidates
FL	Bill Galvano Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	Bill Hager Campaign	11/05/13	$500	Contributions to State Candidates
FL	Cary Pigman Campaign	11/05/13	$500	Contributions to State Candidates
FL	Clovis Watson Campaign	11/05/13	$500	Contributions to State Candidates
FL	Dana Young Campaign	11/05/13	$500	Contributions to State Candidates
FL	Darren Soto Campaign	11/05/13	$500	Contributions to State Candidates
FL	Darryl Rouson Campaign	11/05/13	$500	Contributions to State Candidates
FL	David Simmons Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	Democratic Party of Florida	11/05/13	$2,500	Contributions to State Committees
FL	Democratic Party of Florida	11/05/13	$2,500	Contributions to State Committees
FL	Evan Jenne Campaign	11/05/13	$500	Contributions to State Candidates
FL	Greg Steube Campaign	11/05/13	$500	Contributions to State Candidates
FL	Heather Fitzenhagen	11/05/13	$500	Contributions to State Candidates
FL	Jack Latvala Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	Jake Raburn	11/05/13	$500	Contributions to State Candidates
FL	James Grant Campaign	11/05/13	$500	Contributions to State Candidates
FL	Jeff Brandes Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	Joe Negron Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	John Thrasher Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	John Wood Campaign	11/05/13	$500	Contributions to State Candidates
FL	Kionne McGhee Campaign	11/05/13	$500	Contributions to State Candidates
FL	Kevin Rader Campaign	11/05/13	$500	Contributions to State Candidates
FL	Larry Ahern Campaign	11/05/13	$500	Contributions to State Candidates
FL	Larry Lee Campaign	11/05/13	$500	Contributions to State Candidates
FL	Matt Hudson Campaign	11/05/13	$500	Contributions to State Candidates
FL	Mia Jones Campaign	11/05/13	$500	Contributions to State Candidates
FL	Oscar Braynon Campaign	11/05/13	$500	Contributions to State Candidates
FL	Republican Party of Florida	11/05/13	$2,500	Contributions to State Committees
FL	Republican Party of Florida	11/05/13	$2,500	Contributions to State Committees
FL	Richard Corcoran Campaign	11/05/13	$500	Contributions to State Candidates
FL	Rich Workman Campaign	11/05/13	$500	Contributions to State Candidates
FL	Steve Crisafulli Campaign	11/05/13	$500	Contributions to State Candidates
FL	Tom Lee Campaign	11/05/13	$1,000	Contributions to State Candidates
FL	Travis Cummings Campaign	11/05/13	$500	Contributions to State Candidates
Georgia				
GA	Alex Atwood Committee	8/19/13	$500	Contributions to State Candidates
GA	Allen Peake Committee	8/19/13	$500	Contributions to State Candidates
GA	Ben Watson Committee	8/19/13	$500	Contributions to State Candidates
GA	Billy Mitchell Committee	8/19/13	$500	Contributions to State Candidates
GA	Burt Jones Committee	8/19/13	$500	Contributions to State Candidates
GA	Calvin Smyre Committee	8/19/13	$500	Contributions to State Candidates
GA	Charlie Bethel Committee	8/19/13	$500	Contributions to State Candidates
GA	Chuck Hufstetler Committee	8/19/13	$500	Contributions to State Candidates
GA	David Shafer Committee	8/19/13	$500	Contributions to State Candidates
GA	Dean Burke Committee	8/19/13	$500	Contributions to State Candidates
GA	Hunter Hill Committee	8/19/13	$500	Contributions to State Candidates
GA	Jason Shaw Committee	8/19/13	$500	Contributions to State Candidates
GA	John Meadows Committee	8/19/13	$500	Contributions to State Candidates
GA	Josh McKoon Committee	8/19/13	$500	Contributions to State Candidates
GA	Lee Hawkins Committee	8/19/13	$500	Contributions to State Candidates
GA	Lester Jackson Committee	8/19/13	$500	Contributions to State Candidates
GA	Matt Hatchett Committee	8/19/13	$500	Contributions to State Candidates
GA	Mickey Channell Committee	8/19/13	$500	Contributions to State Candidates
GA	Mike Jacobs Committee	8/19/13	$500	Contributions to State Candidates
GA	Nan Orrock Committee	8/19/13	$500	Contributions to State Candidates
GA	Quincy Murphy Committee	8/19/13	$500	Contributions to State Candidates

CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate - State Contributions : January - December 31 2013				
State	Recipient	Date	Amount	Purpose
GA	Renee Unterman	8/16/13	$500	Contributions to State Candidates
GA	Richard Smith Committee	8/16/13	$500	Contributions to State Candidates
GA	Ron Ramsey Committee	8/16/13	$500	Contributions to State Candidates
GA	Sharon Cooper Committee	8/16/13	$500	Contributions to State Candidates
GA	Steve Henson Committee	8/16/13	$500	Contributions to State Candidates
GA	Tim Golden Committee	8/16/13	$500	Contributions to State Candidates
GA	Valerie Clark Committee	8/16/13	$500	Contributions to State Candidates
Illinois				
IL	Friends of Toi Hutchinson	8/14/13	$1,000	Contributions to State Candidates
IL	Friends of Scott Drury	9/3/13	$250	Contributions to State Candidates
IL	Friends of Mary Flowers	9/3/13	$250	Contributions to State Candidates
IL	Friends of Frerichs	9/3/13	$500	Contributions to State Candidates
IL	Friends of Robyn Gabel	9/3/13	$500	Contributions to State Candidates
IL	Friends of Bill Haine	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of Don Harmon	9/3/13	$500	Contributions to State Candidates
IL	Friends of Napoleon Harris for State Senate	9/3/13	$500	Contributions to State Candidates
IL	Friends of Mattie Hunter	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of David Koehler	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of Renee Kosel	9/3/13	$500	Contributions to State Candidates
IL	Friends of Andy Manar	9/3/13	$500	Contributions to State Candidates
IL	Friends of Iris Y. Martinez	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of Rita Mayfield	9/3/13	$500	Contributions to State Candidates
IL	Friends of Christian Mitchell	9/3/13	$500	Contributions to State Candidates
IL	Friends of Marty Moylan for State Representative	9/3/13	$500	Contributions to State Candidates
IL	Friends for Munoz	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of Michelle Mussman	9/3/13	$250	Contributions to State Candidates
IL	Friends of Kwame Raoul	9/3/13	$500	Contributions to State Candidates
IL	Friends of Bob Rita	9/3/13	$250	Contributions to State Candidates
IL	Friends of Chapin Rose	9/3/13	$500	Contributions to State Candidates
IL	Friends of Martin Sandoval	9/3/13	$500	Contributions to State Candidates
IL	Friends of Tim Schmitz	9/3/13	$500	Contributions to State Candidates
IL	Friends of Elgie Sims	9/3/13	$250	Contributions to State Candidates
IL	Friends of Heather Steans	9/3/13	$500	Contributions to State Candidates
IL	Friends of Arthur Turner II	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of Patricia Van Pelt Watkins	9/3/13	$500	Contributions to State Candidates
IL	Friends for Verschoore	9/3/13	$500	Contributions to State Candidates
IL	Friends of Ann M. Williams	9/3/13	$500	Contributions to State Candidates
IL	Julie Morrison for State Senate	9/3/13	$1,000	Contributions to State Candidates
IL	Syverson for Senate	9/3/13	$1,000	Contributions to State Candidates
IL	Volunteers for Delgado	9/3/13	$1,000	Contributions to State Candidates
IL	William Davis for State Representative	9/3/13	$500	Contributions to State Candidates
IL	Zalewski for State Representative	9/3/13	$1,000	Contributions to State Candidates
IL	Barbara Flynn Currie for State Rep	9/3/13	$500	Contributions to State Candidates
IL	Barbara Wheeler 64	9/3/13	$250	Contributions to State Candidates
IL	Brandon Phelps for State Rep	9/3/13	$500	Contributions to State Candidates
IL	Citizens to Elect [illegible]	9/3/13	$1,000	Contributions to State Candidates
IL	Citizens for Biss	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Connelly	9/3/13	$500	Contributions to State Candidates
IL	Citizens for CD Davidsmeyer	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Kirk Dillard	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Sara Feigenholtz	9/3/13	$500	Contributions to State Candidates
IL	Citizens to Elect LaShawn K. Ford	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Esther Golar	9/3/13	$250	Contributions to State Candidates
IL	Citizens for Hammond	9/3/13	$250	Contributions to State Candidates
IL	Citizens for Gregory Harris	9/3/13	$1,000	Contributions to State Candidates
IL	Citizens for Thaddeus Jones	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Darin LaHood	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Steve Landek	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Leitch	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Lightford	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Michael P. McAuliffe	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Karen McConnaughay	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Tom Morrison	9/3/13	$250	Contributions to State Candidates
IL	Citizens for Tony Munoz	9/3/13	$1,000	Contributions to State Candidates
IL	Citizens for Matt Murphy	9/3/13	$1,000	Contributions to State Candidates
IL	Citizens for Elaine Nekritz	9/3/13	$2,500	Contributions to State Candidates
IL	Citizens for Dale A. Righter	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Cynthia Soto	9/3/13	$500	Contributions to State Candidates
IL	Citizens for Sullivan	9/3/13	$500	Contributions to State Candidates
IL	Committee to Elect David Harris	9/3/13	$500	Contributions to State Candidates
IL	Committee for Frank J. Mautino	9/3/13	$500	Contributions to State Candidates
IL	Daniel Biss for State Senate	9/3/13	$1,000	Contributions to State Candidates
IL	Dan Kotowski for State Senate	9/3/13	$1,000	Contributions to State Candidates
IL	Friends of John Bradley, Inc.	9/3/13	$500	Contributions to State Candidates
IL	Friends of Adam Brown	9/3/13	$500	Contributions to State Candidates
IL	Friends of Kelly M. Burke	9/3/13	$500	Contributions to State Candidates
IL	Friends of Clayborne	9/3/13	$500	Contributions to State Candidates
IL	Friends of Michael J. Madigan	11/18/13	$1,000	Contributions to State Candidates
IL	Friends of Don Harmon	11/18/13	$1,000	Contributions to State Candidates
IL	Friends of Kwame Raoul	11/18/13	$1,000	Contributions to State Candidates
IL	Citizens for Judy Baar Topinka	11/18/13	$2,500	Contributions to State Candidates
IL	Citizens for Christine Radogno	11/18/13	$2,500	Contributions to State Candidates
IL	Citizens for Durkin	11/18/13	$2,500	Contributions to State Candidates
IL	Citizens for John Cullerton for State Senate	11/18/13	5,000	Contributions to State Candidates
IL	Taxpayers for Quinn	11/18/13	$10,000	Contributions to State Candidates
IL	Citizens for Thaddeus Jones for 3rd Ward Alderman	12/12/13	$1,000	Contributions to State Candidates
IL	Citizens for Al Riley	12/12/13	$1,000	Contributions to State Candidates
IL	Citizens for Maria A. Berrios	12/12/13	$1,000	Contributions to State Candidates
IL	Friends of Elgie Sims	12/12/13	$1,000	Contributions to State Candidates
IL	Friends of Jaime Andrade, Jr.	12/12/13	$1,000	Contributions to State Candidates
IL	Friends to Elect Kathleen Willis	12/12/13	$1,000	Contributions to State Candidates
IL	Friends of Kate Cloonen	12/12/13	$1,000	Contributions to State Candidates
IL	Friends of Sue Scherer	12/12/13	$1,000	Contributions to State Candidates
IL	The People for Emanuel Chris Welch	12/12/13	$1,000	Contributions to State Candidates

2013
Political Activities and Contributions

CVSHealth

CVS Caremark Corporation Corporate – State Contributions – January - December 31 2013				
State	Recipient	Date	Amount	Purpose
Indiana				
IN	Senator Tim Lanne Campaign	11/15/13	$300	Contributions to State Candidates
IN	Senator Greg Taylor Campaign	11/15/13	$300	Contributions to State Candidates
IN	Senator Ed Charbonneau Campaign	11/15/13	$300	Contributions to State Candidates
IN	Senator Jean Leising Campaign	11/15/13	$300	Contributions to State Candidates
IN	Senator Vaneta Becker Campaign	11/15/13	$300	Contributions to State Candidates
IN	Senate Majority Campaign Committee	11/15/13	$500	Contributions to State Committees
IN	Pat Miller for Senate	11/15/13	$300	Contributions to State Candidates
IN	Long for Senate	11/15/13	$500	Contributions to State Candidates
IN	Indiana Retail Council PAC	11/15/13	$500	Contributions to State Committees
IN	House Republican Campaign Committee	11/15/13	$500	Contributions to State Committees
IN	Citizens for Tim Brown	11/15/13	$300	Contributions to State Candidates
IN	Bosma for Representative	11/15/13	$500	Contributions to State Candidates
Kansas				
KS	Ty Masterson Committee	11/13/13	$250	Contributions to State Candidates
KS	Tom Burroughs Committee	11/13/13	$250	Contributions to State Candidates
KS	Terry Bruce Committee	11/13/13	$250	Contributions to State Candidates
KS	Susana Wagle Committee	11/13/13	$250	Contributions to State Candidates
KS	Steve Abrams Committee	11/13/13	$250	Contributions to State Candidates
KS	Republican House Campaign Committee	11/13/13	$1,000	Contributions to State Committees
KS	Ray Merrick Committee	11/13/13	$250	Contributions to State Candidates
KS	Mary Pilcher-Cook Committee	11/13/13	$250	Contributions to State Candidates
KS	Marc Rhoades Committee	11/13/13	$250	Contributions to State Candidates
KS	Marci Francisco Committee	11/13/13	$250	Contributions to State Candidates
KS	Laura Kelly Committee	11/13/13	$250	Contributions to State Candidates
KS	Kasha Kelly Committee	11/13/13	$250	Contributions to State Candidates
KS	Kansans for a Democratic House	11/13/13	$500	Contributions to State Committees
KS	John Edmonds Committee	11/13/13	$250	Contributions to State Candidates
KS	Jim Ward Committee	11/13/13	$250	Contributions to State Candidates
KS	Jim Kelly Committee	11/13/13	$250	Contributions to State Candidates
KS	Jim Denning Committee	11/13/13	$250	Contributions to State Candidates
KS	Jerry Henry Committee	11/13/13	$250	Contributions to State Candidates
KS	Jene Vickrey Committee	11/13/13	$250	Contributions to State Candidates
KS	Jeff Melcher Committee	11/13/13	$250	Contributions to State Candidates
KS	Jeff King Committee	11/13/13	$250	Contributions to State Candidates
KS	Jacob La Turner Committee	11/13/13	$250	Contributions to State Candidates
KS	Gene Suellentrop Committee	11/13/13	$250	Contributions to State Candidates
KS	Elaine Bowers Committee	11/13/13	$250	Contributions to State Candidates
KS	Don Hill Committee	11/13/13	$250	Contributions to State Candidates
KS	Dave Crum Committee	11/13/13	$250	Contributions to State Candidates
KS	Brownback-Colyer Committee	11/13/13	$2,000	Contributions to State Candidates
KS	Barbara Ballard Committee	11/13/13	$250	Contributions to State Candidates
KS	Amanda Grosserode	11/13/13	$250	Contributions to State Candidates
Louisiana				
LA	Tom Willmott Campaign	3/6/13	$250	Contributions to State Candidates
LA	Senator Dan Morrish	3/29/13	$500	Contributions to State Candidates
LA	Senator JP Morrell Fund	3/29/13	$500	Contributions to State Candidates
LA	Mills for Senate	9/16/13	$250	Contributions to State Candidates
LA	Julie Stokes Campaign	9/16/13	$250	Contributions to State Candidates
LA	Jared Brossett Campaign	9/16/13	$500	Contributions to State Candidates
LA	Franklin J. Foil Committee	10/25/12	$250	Contributions to State Candidates
LA	Tom Willmott Campaign Fund	10/25/13	$250	Contributions to State Candidates
LA	Joseph P. Lopinto III Campaign Fund	10/25/13	$500	Contributions to State Candidates
LA	Committee to Elect Neil Abramson	10/25/13	$500	Contributions to State Candidates
LA	Jeff Arnold Campaign	10/25/13	$500	Contributions to State Candidates
LA	Nick Lorusso Campaign Fund	10/25/13	$500	Contributions to State Candidates
LA	John Schroder Campaign Fund	11/14/13	$250	Contributions to State Candidates
LA	Patrick Connick Campaign Fund	11/14/13	$250	Contributions to State Candidates
LA	Patric C. Williams Campaign Fund	11/14/13	$500	Contributions to State Candidates
LA	Friends of Bobby Jindal	12/6/13	$5,000	Contributions to State Candidates
LA	Ted James Campaign Fund	12/6/13	$500	Contributions to State Candidates



CVS Caremark Corporation Corporate – State Contributions – January – December 31 2013				
State	Recipient	Date	Amount	Purpose
Maryland				
MD	Friends of Lee Hammer	7/11/13	$2,000	Contributions to State Candidates
MD	People for Pendergrass	9/9/13	$1,000	Contributions to State Candidates
MD	Friends of Anthony Brown	11/15/13	$1,000	Contributions to State Candidates
MD	Friends of Susan Krebs	12/6/13	$250	Contributions to State Candidates
Massachusetts				
MA	M. Patricia Cronin	10/25/13	$1,000	Contributions to State Candidates
Michigan				
MI	Future Michigan	1/30/13	$500	Contributions to State Candidates
MI	Michigan Quality of Life Fund	1/30/13	$1,000	Contributions to State Candidates
MI	Taking Care of Business Fund	1/30/13	$500	Contributions to State Candidates
MI	Rudy Hobbs Community Fund	3/20/13	$400	Contributions to State Candidates
MI	Michigan House Republican Admin Fund	3/20/13	$1,000	Contributions to State Candidates
MI	Michigan Jobs and Labor Foundation	3/20/13	$1,000	Contributions to State Candidates
MI	Rebekah Warren Believes Michigan Fund	3/20/13	$1,000	Contributions to State Candidates
MI	Better Tomorrow Michigan Fund	4/10/13	$1,000	Contributions to State Candidates
MI	Concord Administrative Account	4/12/13	$1,000	Contributions to State Candidates
MI	Future Michigan	4/12/13	$500	Contributions to State Candidates
MI	Great Lakes Future Fund	4/12/13	$1,000	Contributions to State Candidates
MI	Huron Area Fund	4/12/13	$500	Contributions to State Candidates
MI	Make Michigan First	4/12/13	$500	Contributions to State Candidates
MI	Michigan Future Fund	4/12/13	$1,000	Contributions to State Candidates
MI	Mid Michigan Future Fund	4/12/13	$500	Contributions to State Candidates
MI	West Michigan Community Preservation Fund	4/12/13	$1,000	Contributions to State Candidates
MI	Northland Administration Fund	5/8/13	$500	Contributions to State Candidates
MI	Eleven Million Strong	5/8/13	$500	Contributions to State Candidates
MI	Eastern White Pine Administrative Account	5/8/13	$500	Contributions to State Candidates
MI	Michigan Republican Party Administrative Account	5/8/13	$1,000	Contributions to State Candidates
MI	Northland Administration Fund	5/8/13	$500	Contributions to State Candidates
MI	The Heartland Foundation	8/19/13	$500	Contributions to State Candidates
MI	Taking Care of Business Fund	8/19/13	$500	Contributions to State Candidates
MI	Pscholka Lyons Community Fund	8/19/13	$500	Contributions to State Candidates
MI	Michigan Business Fund	8/19/13	$500	Contributions to State Candidates
MI	Lane Community Caring Program	8/19/13	$500	Contributions to State Candidates
MI	Greater Kalamazoo Community Service Fund	8/19/13	$500	Contributions to State Candidates
MI	Empower Michigan	8/19/13	$500	Contributions to State Candidates
MI	Michigan Republican Party Administrative Account	8/2/13	$1,000	Contributions to State Committees
MI	Prosperous Michigan Fund	9/9/13	$500	Contributions to State Committees
MI	On Duty for Michigan	10/7/13	$1,500	Contributions to State Committees
MI	Great Lakes Leadership	10/7/13	$200	Contributions to State Committees
MI	The MacGregor Administrative Account	10/7/13	$200	Contributions to State Committees
MI	Fund for Michigan's Future	10/7/13	$200	Contributions to State Committees
MI	Sunrise Administrative Account	10/7/13	$500	Contributions to State Committees
MI	Western Michigan Conservatives for Growth	10/7/13	$100	Contributions to State Committees
MI	Yonker Community Engagement Fund	10/7/13	$100	Contributions to State Committees
MI	Eastern White Pine Administrative Account	12/24/13	$300	Contributions to State Committees
MI	Fund for Michigan's Future	12/24/13	$300	Contributions to State Committees
MI	Future Michigan	12/24/13	$500	Contributions to State Committees
MI	Michigan Jobs and Labor Foundation	12/24/13	$1,000	Contributions to State Committees
MI	Mid-Michigan Fund	12/24/13	$200	Contributions to State Committees
MI	MRP Administrative Account	12/24/13	$1,000	Contributions to State Committees
MI	Better Tomorrow Michigan Fund	12/24/13	$300	Contributions to State Committees
MI	North Oakland Future Fund	12/24/13	$400	Contributions to State Committees
MI	Prosperous Michigan Fund II	12/24/13	$500	Contributions to State Committees
MI	Reinvent Michigan Fund	12/24/13	$1,000	Contributions to State Committees
MI	Concord Administrative Account	12/24/13	$1,000	Contributions to State Committees
MI	Southwest Michigan Liberty Fund	12/24/13	$1,000	Contributions to State Committees
MI	The Heartland Foundation	12/24/13	$500	Contributions to State Committees
MI	The Third Capitol Fund	12/24/13	$1,000	Contributions to State Committees
MI	West Michigan Community Preservation Fund	12/24/13	$1,000	Contributions to State Committees
Mississippi				
MS	Speaker Philip Gunn Campaign	11/13/13	$1,000	Contributions to State Candidates
MS	Senator Videt Carmichael Campaign	11/13/13	$1,000	Contributions to State Candidates
MS	Senator Rob Bryan Campaign	11/13/13	$500	Contributions to State Candidates
MS	Senator Briggs Hopson Campaign	11/13/13	$500	Contributions to State Candidates
MS	Senator Willie Simmons Campaign	11/13/13	$500	Contributions to State Candidates
MS	Senator Dean Kirby Campaign	11/13/13	$1,000	Contributions to State Candidates
MS	Representative Andy Gipson Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Charles Busby Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Bobby Moak Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative John Hines Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Mark Formby Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Bryant Clark Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Toby Barker Campaign	11/13/13	$500	Contributions to State Candidates
MS	Representative Sam Mims Campaign	11/13/13	$1,000	Contributions to State Candidates
MS	Friends of Tate Reeves	11/13/13	$1,000	Contributions to State Candidates
MS	Friends of Phil Bryant	11/13/13	$1,000	Contributions to State Candidates
MS	Commissioner Mike Chaney Campaign	11/13/13	$1,000	Contributions to State Candidates
Missouri				
MO	Northland Administration Fund	5/9/13	$500	Contributions to State Candidates
MO	Eleven Million Strong	5/9/13	$500	Contributions to State Candidates
MO	Committee to Elect Ron Richard	6/14/13	$1,000	Contributions to State Candidates
MO	Citizens for Timothy W. Jones	6/14/13	$1,000	Contributions to State Candidates
MO	Friends of Dent	6/14/13	$1,000	Contributions to State Candidates
MO	Committee to Elect Jake Hummel	6/14/13	$500	Contributions to State Candidates
MO	Citizens for Rocky Miller	6/14/13	$250	Contributions to State Candidates

CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January – December 31 2013				
State	Recipient	Date	Amount	Purpose
MO	Citizens to Elect Sue Allen	6/14/13	$250	Contributions to State Candidates
MO	Committee to Elect Tom Flanigan	6/14/13	$250	Contributions to State Candidates
MO	Friends of Tom Dempsey	6/14/13	$1,000	Contributions to State Candidates
MO	Lane Community Caring Program	6/18/13	$300	Contributions to State Candidates
MO	Greater Kalamazoo Community Service Fund	6/18/13	$300	Contributions to State Candidates
MO	Empower Michigan	6/18/13	$200	Contributions to State Candidates
MO	Bob Burns for State Representative Committee	8/27/13	$250	Contributions to State Candidates
MO	Bob Dixon for Senate	8/27/13	$500	Contributions to State Candidates
MO	Citizens for Ray Weter	8/27/13	$1,000	Contributions to State Candidates
MO	Citizens for Wieland	8/27/13	$500	Contributions to State Candidates
MO	Citizens for Sifton	8/27/13	$500	Contributions to State Candidates
MO	Citizens for Hoskins	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Colona	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Mike Lenore	8/27/13	$250	Contributions to State Candidates
MO	Citizens to Elect Don Gosen	8/27/13	$250	Contributions to State Candidates
MO	Citizens to Elect Ben Harris	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Mark Richardson	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Rizzo	8/27/13	$500	Contributions to State Candidates
MO	Citizens for Dwight Scharnhorst	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Hinson	8/27/13	$250	Contributions to State Candidates
MO	Citizens for Conway	8/27/13	$250	Contributions to State Candidates
MO	Clem Smith for Missouri	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Jeff Roorda	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Sharon L. Pace	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Lyndall Fraker	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Galen Higdon for 11th District	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Bill Otto	8/27/13	$250	Contributions to State Candidates
MO	Engler for Missouri	8/27/13	$250	Contributions to State Candidates
MO	Frame for the House	8/27/13	$250	Contributions to State Candidates
MO	Friends of Mike Cunningham, 15	8/27/13	$500	Contributions to State Candidates
MO	Friends of Dave Wood	8/27/13	$500	Contributions to State Candidates
MO	Friends of Wayne Wallingford	8/27/13	$500	Contributions to State Candidates
MO	Friends of Caleb Jones	8/27/13	$500	Contributions to State Candidates
MO	Friends of Sandy Crawford	8/27/13	$250	Contributions to State Candidates
MO	Friends of Eric Burlison	8/27/13	$500	Contributions to State Candidates
MO	Friends of Munzlinger	8/27/13	$250	Contributions to State Candidates
MO	Friends of Kevin McManus	8/27/13	$250	Contributions to State Candidates
MO	Friends of Dugger	8/27/13	$500	Contributions to State Candidates
MO	Friends for Diane Franklin	8/27/13	$250	Contributions to State Candidates
MO	Friends of Holly Rehder	8/27/13	$250	Contributions to State Candidates
MO	Friends of Donna Lichtenegger	8/27/13	$250	Contributions to State Candidates
MO	Gatschenberger for Missouri	8/27/13	$250	Contributions to State Candidates
MO	[illegible] for Senate	8/27/13	$250	Contributions to State Candidates
MO	Joe Keaveny for Senate	8/27/13	$500	Contributions to State Candidates
MO	Lauer for Missouri	8/27/13	$500	Contributions to State Candidates
MO	Mary Nichols for State Representative	8/27/13	$250	Contributions to State Candidates
MO	McKenna for Missouri	8/27/13	$250	Contributions to State Candidates
MO	Pearce for Missouri	8/27/13	$500	Contributions to State Candidates
MO	[illegible] for Missouri	8/27/13	$250	Contributions to State Candidates
MO	Sater for Senate	8/27/13	$500	Contributions to State Candidates
MO	Wieland Now	8/27/13	$250	Contributions to State Candidates
MO	Schupp for Senate	8/27/13	$250	Contributions to State Candidates
MO	Committee to Elect Ron Richard	12/04/13	$1,000	Contributions to State Candidates
MO	Citizens for Jay Wasson	12/04/13	$1,000	Contributions to State Candidates
MO	Friends of Diehl	12/04/13	$1,000	Contributions to State Candidates
MO	Friends of Wayne Wallingford	12/04/13	$500	Contributions to State Candidates
MO	Sater for Senate	12/04/13	$500	Contributions to State Candidates
MO	Citizens for Todd Richardson	12/04/13	$500	Contributions to State Candidates
MO	Friends of Eric Burlison	12/04/13	$500	Contributions to State Candidates
Nevada				
NV	Sandoval for Governor	10/09/13	$10,000	Contributions to State Candidates
New Hampshire				
NH	New Hampshire Senate Democratic Caucus	1/24/13	$500	Contributions to State Candidates
NH	The Committee to Elect House Democrats	3/20/13	$500	Contributions to State Candidates
NH	Republican Senate Majority Committee	5/8/13	$500	Contributions to State Candidates
NH	Friends of Maggie Hassan	8/8/13	$1,000	Contributions to State Candidates
New Mexico				
NM	Representative Anna Crook Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Mary Helen Garcia Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Patricia Lundstrom Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Antonio "Moe" Maestas Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Rick Miera Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Henry "Kiki" Saavedra Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Edward Sandoval Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Carl Trujillo Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Jim Trujillo Campaign	10/25/13	$300	Contributions to State Candidates
NM	Representative Luciano "Lucky" Varela Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator Cervantes Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator Carlos Cisneros Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator William Payne Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator George Munoz Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator Clemente Sanchez Campaign	10/25/13	$300	Contributions to State Candidates
NM	Senator Mary Kay Papen Campaign	10/25/13	$300	Contributions to State Candidates

CVS Caremark Corporation Corporate – State Contributions – January 1 – December 31 2013				
State	Recipient	Date	Amount	Purpose
New York				
NY	NYS Democratic Assembly Campaign Committee	12/17/13	$25,000	Contributions to State Committees
NY	NYS Senate Republican Campaign Committee	12/17/13	$10,000	Contributions to State Committees
NY	Citizens for Hannon	12/17/13	$2,000	Contributions to State Candidates
NY	Friends of Dick Gottfried	12/17/13	$1,000	Contributions to State Candidates
NY	Friends for the Election of Dean Skelos	12/17/13	$1,000	Contributions to State Candidates
NY	Wright for New York	12/17/13	$1,000	Contributions to State Candidates
Oregon				
OR	Tim Knopp for State Senate	11/13/13	$500	Contributions to State Candidates
OR	The Leadership Fund	11/13/13	$1,000	Contributions to State Committees
OR	Senate Democratic Leadership Fund	11/13/13	$1,000	Contributions to State Committees
OR	Promote Oregon	11/13/13	$1,000	Contributions to State Committees
OR	Peter Courtney for State Senate	11/13/13	$500	Contributions to State Candidates
OR	Jackie Winters for State Senate	11/13/13	$500	Contributions to State Candidates
OR	Future PAC	11/13/13	$1,000	Contributions to State Committees
OR	Friends of B. Kennemer	11/13/13	$500	Contributions to State Candidates
OR	Friends of Nancy Nathanson	11/13/13	$500	Contributions to State Candidates
OR	Friends of Chris Garrett	11/13/13	$500	Contributions to State Candidates
OR	Friends of Tina Kotek	11/13/13	$500	Contributions to State Candidates
OR	Friends of Val Hoyle	11/13/13	$500	Contributions to State Candidates
OR	Friends of Elizabeth Steiner Hayward	11/13/13	$500	Contributions to State Candidates
OR	Friends of Richard Devlin	11/13/13	$1,000	Contributions to State Candidates
OR	Friends of Laurie Monnes Anderson	11/13/13	$1,000	Contributions to State Candidates
OR	Committee to Re-Elect Peter Buckley	11/13/13	$500	Contributions to State Candidates
OR	Committee to Elect John Lively	11/13/13	$500	Contributions to State Candidates
OR	Committee to Elect Mike McLane	11/13/13	$500	Contributions to State Candidates
OR	Committee to Elect Jeff Kruse	11/13/13	$500	Contributions to State Candidates
OR	Committee to Elect Betsy Johnson	11/13/13	$500	Contributions to State Candidates
OR	Citizens for Jim Thompson	11/13/13	$1,000	Contributions to State Candidates
South Carolina				
SC	Alan Clemmons for House	12/17/13	$500	Contributions to State Candidates
SC	Andy Patrick for House	12/17/13	$500	Contributions to State Candidates
SC	Anne Parks for House	12/17/13	$1,000	Contributions to State Candidates
SC	Beth Bernstein for House	12/17/13	$500	Contributions to State Candidates
SC	Bobby Harrell Campaign Fund	12/17/13	$1,000	Contributions to State Candidates
SC	Brian White for House	12/17/13	$1,000	Contributions to State Candidates
SC	Bruce Bannister for House	12/17/13	$500	Contributions to State Candidates
SC	Campbell for Senate	12/17/13	$500	Contributions to State Candidates
SC	Committee to Elect Ronnie Cromer	12/17/13	$500	Contributions to State Candidates
SC	John Courson for Senate	12/17/13	$1,000	Contributions to State Candidates
SC	Kevin Bryant for SC Senate	12/17/13	$500	Contributions to State Candidates
SC	Kit Spires for House	12/17/13	$500	Contributions to State Candidates
SC	Larry Martin for Senate	12/17/13	$1,000	Contributions to State Candidates
SC	Leon Howard for House	12/17/13	$500	Contributions to State Candidates
SC	Mia for House	12/17/13	$500	Contributions to State Candidates
SC	Nikki Setzler for Senate	12/17/13	$1,000	Contributions to State Candidates
SC	Peeler for Senate	12/17/13	$1,000	Contributions to State Candidates
SC	Sandifer for the House	12/17/13	$1,000	Contributions to State Candidates
SC	Thomas Alexander for Senate	12/17/13	$500	Contributions to State Candidates
SC	Thurmond for Senate	12/17/13	$500	Contributions to State Candidates
SC	Yancey McGill for Senate	12/17/13	$1,000	Contributions to State Candidates
Tennessee				
TN	Barry Doss Campaign	9/9/13	$200	Contributions to State Candidates
TN	Beth Harwell Campaign	9/9/13	$1,000	Contributions to State Candidates
TN	Brenda Gilmore Campaign	9/9/13	$200	Contributions to State Candidates
TN	Cameron Sexton for State Representative	9/9/13	$200	Contributions to State Candidates
TN	Citizens for the Right Way	9/9/13	$300	Contributions to State Candidates
TN	Committee to Re-Elect Glen Casada	9/9/13	$300	Contributions to State Candidates
TN	Committee to Re-Elect Steve McDaniel	9/9/13	$300	Contributions to State Candidates
TN	Committee to Elect Bob Ramsey	9/9/13	$300	Contributions to State Candidates
TN	Committee to Elect Charles Sargent	9/9/13	$300	Contributions to State Candidates
TN	Committee to Elect Tony Shipley	9/9/13	$200	Contributions to State Candidates
TN	Committee to Re-Elect Mike Turner	9/9/13	$300	Contributions to State Candidates
TN	Committee to Elect Tim Wirgau	9/9/13	$200	Contributions to State Candidates
TN	Craig Fitzhugh for State Representative	9/9/13	$300	Contributions to State Candidates
TN	Darren Jernigan Campaign	9/9/13	$200	Contributions to State Candidates
TN	Elect Steve Hall	9/9/13	$200	Contributions to State Candidates
TN	Ferrell Haile Campaign	9/9/13	$500	Contributions to State Candidates
TN	Friends of Thelma Harper	9/9/13	$300	Contributions to State Candidates
TN	Friends of Doug Overbey	9/9/13	$500	Contributions to State Candidates
TN	Friends of Mike Harrison	9/9/13	$300	Contributions to State Candidates
TN	Friends of Curtis Johnson	9/9/13	$300	Contributions to State Candidates
TN	Friends of Barrett Rich	9/9/13	$200	Contributions to State Candidates
TN	Friends of David Shepard	9/9/13	$300	Contributions to State Candidates
TN	Joanne Favors Campaign	9/9/13	$300	Contributions to State Candidates
TN	Joey Hensley Campaign	9/9/13	$300	Contributions to State Candidates
TN	Massey for Senate	9/9/13	$300	Contributions to State Candidates
TN	RAAMPAC	9/9/13	$1,000	Contributions to State Candidates
TN	Randy McNally Campaign	9/9/13	$500	Contributions to State Candidates
TN	Rusty Crowe Victory Fund	9/9/13	$500	Contributions to State Candidates
TN	Steven Dickerson Campaign	9/9/13	$500	Contributions to State Candidates
TN	[illegible] for State Representative Committee	9/9/13	$200	Contributions to State Candidates
Texas				
TX	[illegible] Day 2013	3/13/13	$500	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January – December 31 2013				
State	Recipient	Date	Amount	Purpose
Virginia				
VA	House Republican Campaign Committee	4/26/13	$7,500	Contributions to State Candidates
VA	Eileen Filler-Corn for Delegate	7/5/13	$500	Contributions to State Candidates
VA	Friends of Steve Martin	7/21/13	$1,000	Contributions to State Candidates
VA	Majority Leader PAC	10/4/13	$500	Contributions to State Committees
VA	[illegible] for House Committee	10/4/13	$1,000	Contributions to State Candidates
VA	Dominion Leadership Trust	10/4/13	$1,000	Contributions to State Committees
VA	Virginia Properties PAC	10/4/13	$500	Contributions to State Candidates
VA	Saslaw for Senate	10/4/13	$500	Contributions to State Candidates
VA	McAuliffe for Governor	10/4/13	$1,000	Contributions to State Candidates
VA	Cuccinelli for Governor	10/4/13	$1,000	Contributions to State Candidates
VA	Jones for Delegate	10/4/13	$500	Contributions to State Candidates
VA	Dominion Leadership Trust	11/13/13	$1,000	Contributions to State Committees
VA	House Republican Campaign Committee	12/04/13	$15,000	Contributions to State Committees
Washington				
WA	Jan Angel for State Senate	6/1/13	$500	Contributions to State Candidates
WA	Friends of John Smith	6/1/13	$1,000	Contributions to State Candidates
WA	Friends of Sharon Brown	6/1/13	$900	Contributions to State Candidates
WA	Senate Republican Campaign Committee	6/1/13	$900	Contributions to State Candidates
WA	The Leadership Council	6/1/13	$5,000	Contributions to State Candidates
WA	Washington Senate Democratic Campaign	11/14/13	$500	Contributions to State Committees
WA	Senate Republican Campaign Committee	11/14/13	$500	Contributions to State Committees
WA	House Democratic Campaign Committee	11/14/13	$500	Contributions to State Committees
WA	House Republican Organizational Committee	11/14/13	$500	Contributions to State Committees
WA	Campaign to Elect Paul Harris	11/14/13	$500	Contributions to State Committees
WA	Citizens for Chad Magendanz	11/14/13	$500	Contributions to State Committees
WA	Citizens for Andy Hill	11/14/13	$500	Contributions to State Committees
WA	Citizens for Michael Baumgartner	11/14/13	$500	Contributions to State Committees
WA	Citizens for Pam Roach	11/14/13	$500	Contributions to State Committees
WA	Committee to Elect Eileen Cody	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Matt Manweller	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Charles R. Ross	11/14/13	$900	Contributions to State Committees
WA	Committee to Re-Elect Tana Senn	11/14/13	$900	Contributions to State Committees
WA	Committee to Re-Elect Jim Moeller	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Dawn Morrell	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Kevin Van De Wege	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Joel Kretz	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Judy Warnick	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Cathy Dahlquist	11/14/13	$900	Contributions to State Committees
WA	Committee to Elect Doug Ericksen	11/18/13	$900	Contributions to State Committees
WA	Committee to Elect Tim Sheldon	11/18/13	$900	Contributions to State Committees
WA	Committee to Elect Steve O'Ban	11/18/13	$900	Contributions to State Committees
WA	Committee to Elect Jim Honeyford	11/18/13	$900	Contributions to State Committees
WA	Committee to Elect Steve Hobbs	11/18/13	$900	Contributions to State Committees
WA	Friends of Mike Hope	11/18/13	$800	Contributions to State Committees
WA	Friends of Jay Rodne	11/18/13	$800	Contributions to State Committees
WA	Friends of Laurie Jinkins	11/18/13	$800	Contributions to State Committees
WA	Friends of Marcus Riccelli	11/18/13	$800	Contributions to State Committees
WA	Friends for Dan [illegible]	11/18/13	$800	Contributions to State Committees
WA	Friends to Elect Eric Pettigrew	11/18/13	$800	Contributions to State Committees
WA	Friends of Larry Springer	11/18/13	$800	Contributions to State Committees
WA	Friends to Karen Keiser	11/18/13	$800	Contributions to State Committees
WA	Friends of Joe Fain	11/18/13	$800	Contributions to State Committees
WA	Friends of Janea Holmquist	11/18/13	$800	Contributions to State Committees
WA	Jan Angel for Senate	11/18/13	$800	Contributions to State Committees
WA	Judy Clibborn for State Representative	11/18/13	$800	Contributions to State Committees
WA	People for Joe Schmick	11/18/13	$800	Contributions to State Committees
WA	Re-Elect Pat Sullivan	11/18/13	$800	Contributions to State Committees
WA	Becker for State Senate	11/18/13	$800	Contributions to State Committees
WA	Shelly for State	11/18/13	$800	Contributions to State Committees
WA	Tharinger for State Representative	11/18/13	$800	Contributions to State Committees
WA	The Committee to Elect JT Wilcox	11/18/13	$800	Contributions to State Committees



POLITICAL ACTION COMMITTEE – FEDERAL

CVS Caremark Corporation Employees Political Action Committee – Federal Contributions – January 1 – December 31, 2012				
Friends of Lois Capps (D-CA)	D	01/26/2012	$1,000	Contributions to Federal Candidates
Erik Paulsen for Congress	R	01/26/2012	$2,000	Contributions to Federal Candidates
Democratic Senatorial Campaign Committee	D	01/26/2012	$15,000	Contributions to Federal Committees
National Republican Congressional Committee	R	01/26/2012	$15,000	Contributions to Federal Committees
Boehner for Speaker	R	02/27/2012	$1,500	Contributions to Federal Candidates
Tiberi for Congress	R	02/27/2012	$1,000	Contributions to Federal Candidates
McConnell Senate Committee	R	02/27/2012	$2,000	Contributions to Federal Candidates
21st Century Majority Fund	R	02/27/2012	$1,500	Contributions to Federal Committees
Rep. John Barrow	D	02/27/2012	$2,000	Contributions to Federal Candidates
Charles Boustany, Jr. MD for Congress	R	02/27/2012	$1,000	Contributions to Federal Candidates
Tim Murphy for Congress	R	02/27/2012	$1,000	Contributions to Federal Candidates
Friends of Max Baucus	D	02/27/2012	$1,000	Contributions to Federal Candidates
Becerra for Congress	D	02/27/2012	$1,000	Contributions to Federal Candidates
Dold for Congress	R	03/19/2012	$1,000	Contributions to Federal Candidates
JOE PAC (Joe Crowley)	D	03/19/2012	$1,500	Contributions to Federal Committees
Rogers for Congress	R	03/19/2012	$1,000	Contributions to Federal Candidates
McHenry for Congress	R	03/19/2012	$1,000	Contributions to Federal Candidates
New Democrat Coalition PAC	D	03/19/2012	$5,000	Contributions to Federal Committees
Tom Reed for Congress	R	03/28/2012	$2,000	Contributions to Federal Candidates
Pallone for Congress	D	03/28/2012	$1,000	Contributions to Federal Candidates
Sen. Claire McCaskill	D	03/28/2012	$1,000	Contributions to Federal Candidates
The Cicilline Committee	D	03/28/2012	$1,000	Contributions to Federal Candidates
Tuesday Group PAC	R	03/28/2012	$5,000	Contributions to Federal Committees
Volunteers for Shimkus	R	06/12/2012	$1,000	Contributions to Federal Candidates
Tom Reed for Congress	R	06/12/2012	$1,500	Contributions to Federal Candidates
Schock for Congress	R	06/12/2012	$1,000	Contributions to Federal Candidates
PCMA Political Action Committee	N/A	06/12/2012	$5,000	Contributions to Federal Committees
Pallone for Congress	D	06/12/2012	$1,000	Contributions to Federal Candidates
Narragansett Bay PAC	D	06/12/2012	$5,000	Contributions to Federal Committees
Rep. Jim Matheson	D	06/12/2012	$1,000	Contributions to Federal Candidates
The Madison PAC	D	06/12/2012	$5,000	Contributions to Federal Committees
Kind for Congress	D	06/12/2012	$1,000	Contributions to Federal Candidates
Impact	D	06/12/2012	$5,000	Contributions to Federal Committees
Friends of Sherrod Brown	D	06/12/2012	$500	Contributions to Federal Candidates
Sen. Mike Lee	R	06/12/2012	$1,000	Contributions to Federal Candidates
Freedom Fund	R	06/12/2012	$1,000	Contributions to Federal Committees
Eye of the Tiger PAC (Scalise)	R	06/12/2012	$2,500	Contributions to Federal Committees
Diane Black for Congress	R	06/12/2012	$2,500	Contributions to Federal Candidates
Marsha Blackburn for Congress	R	06/12/2012	$2,000	Contributions to Federal Candidates
Marsha Blackburn for Congress	R	06/12/2012	$500	Contributions to Federal Candidates
Whitehouse for Senate	D	07/03/2012	$5,000	Contributions to Federal Candidates
The Cicilline Committee	D	07/25/2012	$1,000	Contributions to Federal Candidates
Rep. Bill Cassidy	R	07/25/2012	$2,000	Contributions to Federal Candidates
Tim Murphy for Congress	R	07/25/2012	$1,000	Contributions to Federal Candidates
Erik Paulsen for Congress	R	07/25/2012	$500	Contributions to Federal Candidates
JOE PAC (Joe Crowley)	D	07/25/2012	$4,000	Contributions to Federal Committees
Mike Thompson for Congress	D	07/25/2012	$1,000	Contributions to Federal Candidates
Forward Together PAC (Mark Warner)	D	07/25/2012	$2,000	Contributions to Federal Committees
Rick Berg for Senate	R	07/25/2012	$1,000	Contributions to Federal Candidates
Tiberi for Congress	R	07/25/2012	$1,000	Contributions to Federal Candidates
Searchlight Leadership Fund (Harry Reid)	D	07/25/2012	$1,500	Contributions to Federal Committees
AmeriPAC: The Fund for a Greater America (Steny Hoyer)	D	07/25/2012	$1,000	Contributions to Federal Committees
Texans for Lamar Smith (R-TX)	R	07/25/2012	$1,000	Contributions to Federal Candidates
Defend America PAC (Richard Shelby)	R	07/25/2012	$1,000	Contributions to Federal Committees
Hawkeye PAC (Chuck Grassley)	R	07/25/2012	$1,000	Contributions to Federal Committees
Rep. Phil Gingrey	R	09/17/2012	$1,000	Contributions to Federal Committees
Dave Camp for Congress	R	09/17/2012	$2,500	Contributions to Federal Candidates
Rep. Joe Pitts	R	09/17/2012	$1,000	Contributions to Federal Candidates
Rep. Kevin McCarthy	R	09/17/2012	$1,000	Contributions to Federal Candidates
Schwartz for Congress	D	09/17/2012	$1,000	Contributions to Federal Candidates
Larson for Congress	D	09/17/2012	$1,000	Contributions to Federal Candidates
Carper for Senate	D	09/17/2012	$1,000	Contributions to Federal Candidates
Langevin for Congress	D	09/17/2012	$3,000	Contributions to Federal Candidates
Rep. William Keating	D	09/17/2012	$2,000	Contributions to Federal Candidates
Rep. Adam Kinzinger	R	09/17/2012	$1,000	Contributions to Federal Candidates
TFP-FOJB Committee (John Boehner)	R	09/17/2012	$1,000	Contributions to Joint Fundraising Committees
Schwartz for Congress	D	09/17/2012	$2,000	Contributions to Federal Candidates
McConnell Senate Committee	R	09/27/2012	$2,500	Contributions to Federal Candidates
CPAT PAC (Pat Toomey)	R	09/27/2012	$2,000	Contributions to Federal Committees



CVS Caremark Corporation Employees Political Action Committee – State Contributions – January 1 – December 31, 2012				
State	Recipient	Date	Amount	Purpose
Iowa				
IA	Upmeyer for House	09/17/2012	$1,500	Contributions to State Candidates
IA	Amanda Ragan for Iowa Senate	09/17/2012	$500	Contributions to State Candidates
IA	Frye for Iowa House	09/17/2012	$500	Contributions to State Candidates
IA	Committee to Elect Lisa Heddens	09/17/2012	$500	Contributions to State Candidates
IA	Committee to Elect Greg Forristal	09/17/2012	$500	Contributions to State Candidates
IA	Concerned Citizens for Miller	09/17/2012	$1,000	Contributions to State Candidates
IA	Mark Brandenburg for Iowa House	09/17/2012	$500	Contributions to State Candidates
IA	Citizens for Wessel-Kroeschell	09/17/2012	$250	Contributions to State Candidates
IA	Liz Mathis for State Senate	09/17/2012	$500	Contributions to State Candidates
IA	Concerned Taxpayers for Schulte	09/17/2012	$1,500	Contributions to State Candidates
IA	Sen. Jack Hatch	09/17/2012	$500	Contributions to State Candidates
IA	Roby Smith for Senate	09/17/2012	$750	Contributions to State Candidates
IA	Rep. Janet Petersen	09/17/2012	$500	Contributions to State Candidates
IA	Committee to Elect Mascher	09/17/2012	$250	Contributions to State Candidates
IA	Johnson for Senate	09/17/2012	$500	Contributions to State Candidates
IA	Behn for Senate	09/17/2012	$1,500	Contributions to State Candidates
IA	Pettengill for Iowans	09/17/2012	$250	Contributions to State Candidates
IA	Friends of Whitver	09/17/2012	$1,500	Contributions to State Candidates
IA	Paulsen for State House Committee	09/17/2012	$1,500	Contributions to State Candidates
IA	Citizens for Heaton	09/17/2012	$1,000	Contributions to State Candidates
IA	Rep. Kevin Koester	09/17/2012	$500	Contributions to State Candidates
IA	Citizens for Gronstal	09/17/2012	$1,500	Contributions to State Candidates
IA	Sen. Nancy Boettger	09/27/2012	$500	Contributions to State Candidates
Indiana				
IN	SENATE MAJORITY CAMPAIGN COMMITTEE	09/17/2012	$2,000	Contributions to State Committees
IN	Mike Pence for Indiana	09/17/2012	$3,000	Contributions to State Candidates
IN	Citizens for Tim Brown	09/17/2012	$1,000	Contributions to State Candidates
IN	House Rep Campaign Committee	09/17/2012	$2,000	Contributions to State Committees
IN	Pat Miller for State Senator	09/17/2012	$1,000	Contributions to State Candidates
IN	Indiana Retail Council PAC	09/17/2012	$1,000	Contributions to State Committees
Kentucky				
KY	Kentucky House Dem. Caucus Camp. Cmte	07/25/2012	$2,500	Contributions to State Committees
KY	Senate Republican Trust	07/25/2012	$2,500	Contributions to State Committees
KY	Republican Party of Kentucky – State	07/25/2012	$1,500	Contributions to State Committees
KY	Kentucky Democratic Party	07/25/2012	$1,500	Contributions to State Committees
Massachusetts				
MA	Rep. George N. Peterson Jr.	01/26/2012	$200	Contributions to State Candidates
MA	Committee to Elect Nick Collins	01/26/2012	$200	Contributions to State Candidates
MA	Sen. Therese Murray	01/26/2012	$500	Contributions to State Candidates
MA	Sen. Richard T. Moore	03/19/2012	$500	Contributions to State Candidates
MA	Rep. Ronald Mariano	04/04/2012	$500	Contributions to State Candidates
MA	Committee for a Democratic Senate	06/01/2012	$500	Contributions to State Candidates
MA	Citizens Committee to Elect Timothy Murray	10/17/2012	$500	Contributions to State Candidates
MA	Rep. Steven M. Walsh	10/29/2012	$500	Contributions to State Candidates
Maryland				
MD	Friends of Robert Garagiola	09/17/2012	$500	Contributions to State Candidates
MD	Citizens for Delores Kelley	09/17/2012	$500	Contributions to State Candidates
MD	Friends of E.J. Pipkin	09/17/2012	$500	Contributions to State Candidates
MD	Supporters of Thomas Middleton	09/17/2012	$1,500	Contributions to State Candidates
MD	Del. Peter A. Hammen	09/17/2012	$1,500	Contributions to State Candidates
MD	People for Pendergrass	09/17/2012	$750	Contributions to State Candidates
MD	Friends of Barry Glassman	09/17/2012	$500	Contributions to State Candidates



CVS Caremark Corporation Employees Political Action Committee – State Contributions – January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
North Carolina				
NC	Hartsell Senate Committee	02/27/2012	$1,000	Contributions to State Candidates
NC	Hollo for House	02/27/2012	$1,000	Contributions to State Candidates
NC	Rep. Hugh Blackwell	02/27/2012	$500	Contributions to State Candidates
NC	Rep. Justin P. Burr	02/27/2012	$2,000	Contributions to State Candidates
NC	North Carolina GOP Caucus	02/27/2012	$3,000	Contributions to State Committees
NC	Committee to Elect Donnie Loftis	02/27/2012	$500	Contributions to State Candidates
NC	Committee to Elect Donnie Loftis	04/27/2012	$500	Contributions to State Candidates
NC	Dalton for Governor	07/25/2012	$1,500	Contributions to State Candidates
NC	Committee to Elect Thom Tillis	07/25/2012	$3,000	Contributions to State Candidates
NC	Phil Berger Committee	07/25/2012	$3,000	Contributions to State Candidates
NC	Sen. Robert Rucho	07/25/2012	$1,500	Contributions to State Candidates
NC	Apodaca for NC Senate Committee	07/25/2012	$1,500	Contributions to State Candidates
NC	Sen. Harry Brown	07/25/2012	$1,000	Contributions to State Candidates
NC	Wesley Meredith for Senate	07/25/2012	$500	Contributions to State Candidates
NC	Committee to Elect Marilyn Avila	07/25/2012	$500	Contributions to State Candidates
NC	Rep. Jerry C. Dockham	07/25/2012	$500	Contributions to State Candidates
NC	Friends of Ruth Samuelson	07/25/2012	$500	Contributions to State Candidates
NC	NC Healthy Leadership Committee	07/25/2012	$500	Contributions to State Committees
NC	Committee to Elect Jeff Collins	07/25/2012	$500	Contributions to State Candidates
NC	Susi Hamilton for State House	07/25/2012	$500	Contributions to State Candidates
NC	Pat McCrory Committee	07/25/2012	$2,500	Contributions to State Candidates
NC	NC Healthy Leadership Committee	10/29/2012	$500	Contributions to State Candidates
Ohio				
PA	Sen. Kim Ward	03/19/2012	$500	Contributions to State Candidates
PA	Rep. Matthew E. Baker	04/27/2012	$500	Contributions to State Candidates
PA	House Republican Campaign Committee	04/27/2012	$1,000	Contributions to State Committees
PA	Friends of Joe Scarnati	06/12/2012	$1,000	Contributions to State Candidates
PA	Friends of Jake Corman	06/12/2012	$1,000	Contributions to State Candidates
PA	Friends of Dominic Pileggi	06/12/2012	$1,000	Contributions to State Candidates
OH	Kasich Taylor for Ohio	09/17/2012	$2,250	Contributions to State Committees
OH	Keep Kearney in the State	09/17/2012	$250	Contributions to State Candidates
OH	Committee to Elect Chris Weidner	09/17/2012	$1,000	Contributions to State Candidates
OH	Batchelder for Representative Committee	09/17/2012	$1,000	Contributions to State Candidates
OH	Matt Huffman for State Representative	09/17/2012	$500	Contributions to State Candidates
OH	Citizens for Cheryl Grossman	09/17/2012	$300	Contributions to State Candidates
OH	Citizens for Sears	09/17/2012	$300	Contributions to State Candidates
OH	Rep. Jeffrey A. McClain	09/17/2012	$300	Contributions to State Candidates
OH	Citizens for Ann Gonzales	09/17/2012	$300	Contributions to State Candidates
OH	Citizens for Dave Hall	09/17/2012	$300	Contributions to State Candidates
OH	Committee to Elect Cliff Rosenberger	09/17/2012	$300	Contributions to State Candidates
OH	Sprague for State Rep	09/17/2012	$300	Contributions to State Candidates
OH	Citizens for Jim Buchy	09/17/2012	$300	Contributions to State Candidates
OH	Rep. John Adams	09/17/2012	$300	Contributions to State Candidates
OH	Committee to Elect Lynn Wachtmann	09/17/2012	$300	Contributions to State Candidates
OH	Committee for Duffey	09/17/2012	$300	Contributions to State Candidates
OH	Terry Johnson for State Rep	09/17/2012	$300	Contributions to State Candidates
OH	Citizens for Schuring Committee	09/17/2012	$300	Contributions to State Candidates
OH	Friends of Faber	09/17/2012	$1,000	Contributions to State Candidates
OH	Friends of Tom Patton	09/17/2012	$500	Contributions to State Candidates
OH	Oelslager for Ohio Committee	09/17/2012	$500	Contributions to State Candidates
OH	Team Burke	09/17/2012	$500	Contributions to State Candidates
OH	Citizens for Lehner	09/17/2012	$500	Contributions to State Candidates
OH	Citizens for Obhof	09/17/2012	$500	Contributions to State Candidates
OH	David Yost for Auditor	09/17/2012	$1,000	Contributions to State Candidates
OH	Friends of John Eklund	10/29/2012	$500	Contributions to State Candidates
OH	Friends of John Barnes	10/29/2012	$250	Contributions to State Candidates
OH	Rep. Robert D. Hackett	10/29/2012	$250	Contributions to State Candidates
OH	Citizens to Elect John Patrick Carney	10/29/2012	$250	Contributions to State Candidates
OH	Ron Amstutz	10/29/2012	$500	Contributions to State Candidates
OH	Brian Hill for State Rep	10/29/2012	$250	Contributions to State Candidates
OH	Committee to Elect Manning	10/29/2012	$500	Contributions to State Candidates
OH	Committee to Elect Patmon	10/29/2012	$250	Contributions to State Candidates
OH	Palenda for State Representative	10/29/2012	$250	Contributions to State Candidates
OH	Frank LaRose for Senate	10/29/2012	$500	Contributions to State Candidates
OH	Friends of Shannon Jones	10/29/2012	$500	Contributions to State Candidates

2012
Political Activities and Contributions



CVS Caremark Corporation Employees Political Action Committee – State Contributions – January 1 – December 31, 2012				
State	Recipient	Date	Amount	Purpose
Pennsylvania				
Rhode Island				
RI	RI House Leadership PAC	02/27/2012	$1,000	Contributions to State Committees
RI	Rep. Nicholas A. Mattiello	02/27/2012	$500	Contributions to State Candidates
RI	Rep. Anastasia P. Williams	03/19/2012	$200	Contributions to State Candidates
RI	Sen. Teresa Paiva-Weed	04/06/2012	$250	Contributions to State Candidates
RI	RI Senate Leadership Fund	05/01/2012	$1,000	Contributions to State Committees
RI	Fund for Democratic Priorities	06/11/2012	$1,000	Contributions to State Committees
RI	Sen. Maryellen Goodwin	06/11/2012	$500	Contributions to State Candidates
RI	Rhode Island Retail Federation PAC	06/11/2012	$500	Contributions to State Committees
RI	Friends of Gina Raimondo	09/26/2012	$1,000	Contributions to State Candidates
Texas				
TX	Chuck Hopson Campaign	01/26/2012	$1,000	Contributions to State Candidates
TX	Mike Hamilton Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Vicki Truitt Campaign Committee	04/05/2012	$1,000	Contributions to State Candidates
TX	Texans for Tommy Williams	04/05/2012	$2,000	Contributions to State Candidates
TX	Larry Taylor Campaign	04/05/2012	$2,000	Contributions to State Candidates
TX	Rene Oliveira Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Lance Gooden Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Myra Crownover Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Seliger for Senate	04/05/2012	$2,000	Contributions to State Candidates
TX	John Raney Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Garnet Coleman Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Jim Pitts Campaign	04/05/2012	$2,000	Contributions to State Candidates
TX	Senator Jeff Wentworth Campaign	04/05/2012	$2,000	Contributions to State Candidates
TX	Greg Bonnen Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Charles Schwertner Campaign	04/05/2012	$2,000	Contributions to State Candidates
TX	Ed Thompson Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Sen. Craig Estes	04/05/2012	$1,000	Contributions to State Candidates
TX	Chris Paddie Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Byron Cook Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Barbara Nash Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Armando Martinez Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Rep. Alan Ritter Campaign	04/05/2012	$1,000	Contributions to State Candidates
TX	Kelly Hancock Campaign	07/25/2012	$2,500	Contributions to State Candidates
TX	Troy Fraser Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Tracy King Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Todd Hunter Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Sylvester Turner Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Royce West Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Robert Duncan Campaign	10/29/2012	$2,000	Contributions to State Candidates
TX	Rep. Lois W. Kolkhorst	10/29/2012	$1,500	Contributions to State Candidates
TX	Linda Harper-Brown Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Senator Kevin Eltife Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Ken Paxton Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	John Zerwas Campaign	10/29/2012	$2,000	Contributions to State Candidates
TX	John Otto Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	John Carona Campaign	10/29/2012	$1,500	Contributions to State Candidates
TX	Jessica Farrar Campaign	10/29/2012	$500	Contributions to State Candidates
TX	Harold V. Dutton Jr. Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Jane Nelson Campaign	10/29/2012	$1,500	Contributions to State Candidates
TX	Eddie Rodriguez Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Eddie Lucio Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Dennis Bonnen Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Texans for Dan Patrick	10/29/2012	$1,500	Contributions to State Candidates
TX	Craig Eiland Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Charlie Green Campaign	10/29/2012	$1,000	Contributions to State Candidates
TX	Carlos Uresti for Senate Campaign	10/29/2012	$1,000	Contributions to State Candidates



CVS Caremark Corporation Employees Political Action Committee – State Contributions – January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
West Virginia				
WV	Committee to Elect Carol Miller	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Jim Morgan	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Kevin Craig	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Richard Thompson	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Doug Skaff	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Eric Nelson	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Sharon Spencer	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Mishea Poole	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Patrick Lane	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Armstead	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Denise Campbell	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Bill Hartman	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Peggy Smith	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Mary Poling	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Sam Cann	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Ron Fragale	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Richard Iaquinta	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Tim Miley	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Amanda Pasdon	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Larry Williams	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Stan Shaver	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Tiffany Lawrence	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Earl Ray Tomblin	02/27/2012	$500	Contributions to State Candidates
WV	Art Kirkendoll for Senate	02/27/2012	$500	Contributions to State Candidates
WV	Committee to Elect Bonnie Jones	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Ryan Ferns	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Erikka Storch	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect David Pethtel	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Michael Ferro	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Anna Border	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Troy Andes	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Doug Reynolds	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Kelli Sobonya	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Don Perdue	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Justin Marcum	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Harry Keith White	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Jeff Eldridge	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Josh Stowers	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Rupert Phillips	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Clif Moore	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Linda Sumner	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Dave Perry	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Reelect Brent Boggs	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect John Pino	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Margaret Stagger	02/27/2012	$150	Contributions to State Candidates
WV	Committee to Elect Jeffrey Kessler	02/27/2012	$500	Contributions to State Candidates
WV	Committee to Elect Harry Keith White	03/09/2012	$500	Contributions to State Candidates
WV	Committee to Elect Earl Ray Tomblin	03/19/2012	$500	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
Arkansas				
AR	Bryan King for Senate	9/12/12	$1,000	Contributions to State Candidates
AR	Burnett for Senate	9/12/12	$1,000	Contributions to State Candidates
AR	DBH PAC	9/12/12	$5,000	Contributions to State Committees
AR	Dismang for Senate	9/12/12	$1,000	Contributions to State Candidates
AR	Jon Woods for Senator	9/12/12	$1,000	Contributions to State Candidates
AR	Mark Perry for House	9/12/12	$1,000	Contributions to State Candidates
AR	Missy Irvin for Senate	9/12/12	$1,000	Contributions to State Candidates
AR	Opportunity PAC	9/12/12	$1,000	Contributions to State Committees
California				
CA	Bonnie Lowenthal for Assembly	1/5/12	$2,000	Contributions to State Candidates
CA	Dr. Richard Pan for Assembly 2012	1/5/12	$2,000	Contributions to State Candidates
CA	Newsom for California Lt. Governor 2014	2/9/12	$1,500	Contributions to State Candidates
CA	CA Retailers Association	2/23/12	$5,000	Contributions to State Committees
CA	Galgiani for Senate 2012	4/12/12	$1,500	Contributions to State Candidates
CA	Steinberg for Lieutenant Governor 2018	5/11/12	$1,500	Contributions to State Candidates
CA	Connie Conway for Assembly	8/16/12	$1,500	Contributions to State Candidates
CA	Dr. Ed Hernandez OD Democrat for Senate 2014	9/21/12	$3,900	Contributions to State Candidates
CA	Desaulnier for Senate 2012	9/21/12	$2,000	Contributions to State Candidates
CA	California Democratic Leadership Fund	9/21/12	$3,000	Contributions to State Committees
CA	California Republican Party	9/21/12	$3,000	Contributions to State Committees
CA	Rubio for Senate 2014	9/21/12	$2,000	Contributions to State Candidates
CA	Taxpayers for Rod Wright	9/21/12	$2,000	Contributions to State Candidates
CA	Anthony Cannella for Senate 2014	9/21/12	$2,000	Contributions to State Candidates
CA	Ted Lieu for State Senate 2014	9/21/12	$2,000	Contributions to State Candidates
CA	Re-Elect Bill Emmerson for Senate 2012	9/21/12	$2,000	Contributions to State Candidates
CA	Friends of Mimi Walter for Senate 2012	9/21/12	$2,000	Contributions to State Candidates
CA	Jerry Hill for Senate 2012	9/21/12	$3,900	Contributions to State Candidates
CA	Bill Berryhill for Senate 2012	9/21/12	$1,500	Contributions to State Candidates
CA	Bill Monning for Senate 2012	9/21/12	$2,000	Contributions to State Candidates
CA	Holly Mitchell for Assembly 2012	9/21/12	$3,900	Contributions to State Candidates
CA	Steven Bradford for Assembly 2012	9/21/12	$2,000	Contributions to State Candidates
CA	Hall for Assembly 2012	9/21/12	$2,000	Contributions to State Candidates
CA	Henry T. Perea for Assembly 2012	9/21/12	$3,900	Contributions to State Candidates
CA	Bob Blumenfield for Assembly 2012	9/21/12	$2,500	Contributions to State Candidates
CA	Tony Atkins for State Assembly 2012	9/21/12	$2,500	Contributions to State Candidates
CA	Raul Bocanegra for Assembly 2012	9/21/12	$1,500	Contributions to State Candidates
CA	Jim Frazier for Assembly 2012	9/21/12	$1,500	Contributions to State Candidates
CA	Ian Calderon for Assembly 2012	9/21/12	$1,500	Contributions to State Candidates
CA	Californians for Jobs and a Stronger Economy	9/21/12	$2,000	Contributions to State Committees
CA	Yes on Prop 30	10/15/12	$100,000	Contributions to State Committees
Colorado				
CO	Advanced State Leaders Committee	8/10/12	$500	Contributions to State Committees
CO	Centennial State Leadership Committee	8/10/12	$500	Contributions to State Committees
CO	CO Leadership Fund	8/10/12	$2,000	Contributions to State Committees
CO	Coalition for Colorado's Future	8/10/12	$1,500	Contributions to State Committees
CO	Senate Majority Fund	8/10/12	$2,000	Contributions to State Committees
CO	Colorado Accountable Government Alliance	8/10/12	$1,500	Contributions to State Committees
District of Columbia				
DC	Mendelsohn for Chairman	8/27/12	$1,500	Contributions to State Candidates
DC	Michael Brown 2012	8/2/12	$1,000	Contributions to State Candidates
DC	Kenyan McDuffie 2012	8/2/12	$500	Contributions to State Candidates
DC	The Common Good	12/17/12	$500	Contributions to State Committees
DC	The Evans Constituent Services Fund	12/17/12	$500	Contributions to State Committees
DC	Ward 4 Cares	12/17/12	$500	Contributions to State Committees
DC	Marion Barry Constituent Services Fund	12/17/12	$500	Contributions to State Candidates
DC	Our Ward 5	12/17/12	$500	Contributions to State Committees
DC	Ward 3 Constituent Services Fund	12/17/12	$500	Contributions to State Committees
DC	Yvette Alexander Constituent Services Fund	12/17/12	$500	Contributions to State Candidates
DC	Friends of Jim Graham	12/17/12	$500	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January 1 - December 31, 2012

State	Recipient	Date	Amount	Purpose
Florida				
FL	Citizens for an Enterprising Democracy	8/15/12	$5,000	Contributions to State Committees
FL	Protect Our Liberty	8/15/12	$5,000	Contributions to State Committees
FL	Bill Montford Campaign	8/15/12	$500	Contributions to State Candidates
FL	Chris Smith Campaign	8/15/12	$500	Contributions to State Candidates
FL	Chris Dorworth	8/15/12	$500	Contributions to State Candidates
FL	Dane Eagle Campaign	8/15/12	$500	Contributions to State Candidates
FL	Denise Grimsley Campaign	8/15/12	$500	Contributions to State Candidates
FL	Elanor Sobel Campaign	8/15/12	$500	Contributions to State Candidates
FL	Jack Latvala Campaign	8/15/12	$500	Contributions to State Candidates
FL	Jeanette Nunez Campaign	8/15/12	$500	Contributions to State Candidates
FL	Janet Cruz Campaign	8/15/12	$500	Contributions to State Candidates
FL	Jason Brodeur Campaign	8/15/12	$500	Contributions to State Candidates
FL	Joe Negron Campaign	8/15/12	$500	Contributions to State Candidates
FL	Jose Oliva Campaign	8/15/12	$500	Contributions to State Candidates
FL	Lizbeth Benacquisto	8/15/12	$500	Contributions to State Candidates
FL	Matt Hudson Campaign	8/15/12	$500	Contributions to State Candidates
FL	Mike Bileca Campaign	8/15/12	$500	Contributions to State Candidates
FL	Mike Fasano Campaign	8/15/12	$500	Contributions to State Candidates
FL	Richard Corcoran Campaign	8/15/12	$500	Contributions to State Candidates
FL	Seth McKeel Campaign	8/15/12	$500	Contributions to State Candidates
FL	Jose Felix Diaz Campaign	8/28/12	$500	Contributions to State Candidates
FL	Conservatives for a Better Tomorrow	8/27/12	$500	Contributions to State Committees
FL	Jeff Brandes Campaign	8/28/12	$500	Contributions to State Candidates
FL	Tom Lee Campaign	8/28/12	$500	Contributions to State Candidates
FL	Aaron Bean Campaign	8/28/12	$500	Contributions to State Candidates
FL	Cary Pigman Campaign	8/28/12	$500	Contributions to State Candidates
Georgia				
GA	Matt Hatchett Campaign	4/24/12	$500	Contributions to State Candidates
GA	Mickey Channell Campaign	4/24/12	$500	Contributions to State Candidates
GA	Nan Orrock Campaign	4/24/12	$500	Contributions to State Candidates
GA	Renee Unterman Campaign	4/24/12	$1,000	Contributions to State Candidates
GA	Richard Smith Campaign	4/24/12	$250	Contributions to State Candidates
GA	Sharon Cooper Campaign	4/24/12	$1,000	Contributions to State Candidates
GA	Stacey Abrams Campaign	4/24/12	$500	Contributions to State Candidates
GA	Steve Henson Campaign	4/24/12	$500	Contributions to State Candidates
GA	Tommie Williams Campaign	4/24/12	$500	Contributions to State Candidates
GA	Barbara Sims Campaign	4/24/12	$500	Contributions to State Candidates
GA	Ben Watson Campaign	4/24/12	$500	Contributions to State Candidates
GA	Bill Ligon Campaign	4/24/12	$500	Contributions to State Candidates
GA	Billy Mitchell Campaign	4/24/12	$500	Contributions to State Candidates
GA	Carl Rogers Campaign	4/24/12	$500	Contributions to State Candidates
GA	Casey Cagle Campaign	4/24/12	$1,000	Contributions to State Candidates
GA	Chip Rogers Campaign	4/24/12	$500	Contributions to State Candidates
GA	Don Balfour Campaign	4/24/12	$1,000	Contributions to State Candidates
GA	House Republican Trust	4/24/12	$1,000	Contributions to State Committees
GA	Howard Mosby Campaign	4/24/12	$500	Contributions to State Candidates
GA	John Meadows Campaign	4/24/12	$500	Contributions to State Candidates
GA	Kip Smith Campaign	4/24/12	$250	Contributions to State Candidates
GA	Larry O'Neal Campaign	4/24/12	$500	Contributions to State Candidates
GA	Lester Jackson Campaign	4/24/12	$500	Contributions to State Candidates
GA	Margaret Kaiser Campaign	4/24/12	$500	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate – State Contributions – January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
Illinois				
IL	Citizens for Dale A. Righter	8/31/12	$500	Contributions to State Candidates
IL	Citizens to Elect Patricia R. Bellock	8/31/12	$1,000	Contributions to State Candidates
IL	Citizens for Sara Feigenholtz	8/31/12	$500	Contributions to State Candidates
IL	Citizens for Hammond	8/31/12	$250	Contributions to State Candidates
IL	Citizens for Elaine Nekritz	8/31/12	$1,000	Contributions to State Candidates
IL	Citizens for JoAnn Osmond	8/31/12	$500	Contributions to State Candidates
IL	Committee for Frank J. Mautino	8/31/12	$250	Contributions to State Candidates
IL	Dan Kotowski for State Senate	8/31/12	$500	Contributions to State Candidates
IL	Friends of Frerichs	8/31/12	$500	Contributions to State Candidates
IL	Friends of Bill Haine	8/31/12	$500	Contributions to State Candidates
IL	Friends of Terry Link	8/31/12	$1,000	Contributions to State Candidates
IL	Friends of Heather Steans	8/31/12	$500	Contributions to State Candidates
IL	Friends of Kwame Raoul	8/31/12	$1,000	Contributions to State Candidates
IL	Friends of Don Harmon	8/31/12	$1,000	Contributions to State Candidates
IL	Friends of Louis Arroyo	8/31/12	$250	Contributions to State Candidates
IL	Friends of Kelly M. Burke	8/31/12	$250	Contributions to State Candidates
IL	Friends of Mary E. Flowers	8/31/12	$250	Contributions to State Candidates
IL	Friends of Sauriano	8/31/12	$500	Contributions to State Candidates
IL	Friends for Verschoore	8/31/12	$250	Contributions to State Candidates
IL	William Davis for State Representative	8/31/12	$500	Contributions to State Candidates
IL	Friends of Edward M. Burke	11/14/12	$1,500	Contributions to State Candidates
IL	Friends of John Bradley	10/10/12	$500	Contributions to State Candidates
IL	Citizens for Glenn Nixon	10/10/12	$500	Contributions to State Candidates
IL	Dave McSweeney for State Representative	10/10/12	$500	Contributions to State Candidates
IL	Julie Morrison for State Senate	10/10/12	$500	Contributions to State Candidates
IL	Citizens to Elect Tom Cross	10/10/12	$1,500	Contributions to State Candidates
IL	Democratic Majority	10/10/12	$2,500	Contributions to State Committees
IL	Republican State Senate Campaign Committee	10/10/12	$1,500	Contributions to State Committees
IL	Senate Democrat Victory Fund	10/10/12	$2,500	Contributions to State Committees
Kansas				
KS	Arlen H. Siegfried Committee	9/27/12	$250	Contributions to State Candidates
KS	Brenda Landwehr Committee	9/27/12	$250	Contributions to State Candidates
KS	Jim Denning Campaign Committee	9/27/12	$250	Contributions to State Candidates
KS	Ray Merrick Committee	9/27/12	$250	Contributions to State Candidates
KS	Republican House Campaign Committee	9/27/12	$1,000	Contributions to State Committees
KS	Scott Schwab Committee	9/27/12	$250	Contributions to State Candidates
KS	Susan Wagle Committee	9/27/12	$250	Contributions to State Candidates
KS	Terry Bruce Committee	9/27/12	$250	Contributions to State Candidates
KS	Ty Masterson Committee	9/27/12	$250	Contributions to State Candidates
Louisiana				
LA	Committee to Elect Walt Leger III	9/18/12	$500	Contributions to State Candidates
LA	Patrick C. Williams	9/18/12	$500	Contributions to State Candidates
LA	Republican Party of Louisiana	10/29/12	$1,000	Contributions to State Committees
LA	Jay Dardenne Campaign	11/29/12	$500	Contributions to State Candidates
LA	Nick Lorusso Campaign Fund	11/19/12	$500	Contributions to State Candidates
LA	Kirk Talbot Campaign	11/19/12	$500	Contributions to State Candidates
LA	Friends of Bobby Jindal	12/7/12	$1,000	Contributions to State Candidates
LA	Neil Abramson Campaign	12/7/12	$500	Contributions to State Candidates
Maine				
ME	Senate Democratic Campaign Committee	6/27/12	$500	Contributions to State Committees
ME	House Democratic Campaign Committee	6/27/12	$500	Contributions to State Committees
ME	Republican Speakers Fund	8/10/12	$1,000	Contributions to State Committees
ME	Maine Senate Republican Majority PAC	8/10/12	$1,000	Contributions to State Committees
ME	Eaves Leadership PAC	10/10/12	$250	Contributions to State Committees
ME	The Dawn Hill PAC	10/10/12	$250	Contributions to State Candidates
ME	Cain for Maine PAC	10/10/12	$250	Contributions to State Candidates
ME	Strengthening Maine PAC	10/10/12	$250	Contributions to State Committees
ME	Capital Leadership PAC	10/10/12	$1,000	Contributions to State Committees
Maryland				
MD	Marylanders for Better Beer and Wine Laws	9/24/12	$2,000	Contributions to State Committees
MD	Committee to Elect Joan Carter Conway	11/29/12	$1,500	Contributions to State Candidates
MD	Friends of John Astle	11/29/12	$1,000	Contributions to State Candidates
MD	Friends of Doug Gansler	12/18/12	$1,000	Contributions to State Candidates
Massachusetts				
MA	M. Patricia Cronin Foundation	10/29/12	$1,000	Contributions to State Committees



CVS Caremark Corporation Corporate - State Contributions - January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
Michigan				
MI	Battle Creek Community Foundation	3/7/12	$500	Contributions to State Committees
MI	Eastern White Pine Administrative Account	3/7/12	$1,000	Contributions to State Committees
MI	Great Lakes Future Fund	3/7/12	$1,000	Contributions to State Committees
MI	Huron Area Fund	3/7/12	$1,000	Contributions to State Committees
MI	Makes Michigan First	3/7/12	$1,000	Contributions to State Committees
MI	Michigan Jobs and Labor Foundation	3/7/12	$1,000	Contributions to State Committees
MI	Michigan Quality of Life Fund	3/7/12	$1,000	Contributions to State Committees
MI	Michigan House Republican Administrative Fund	3/7/12	$1,000	Contributions to State Committees
MI	New Energy to Reinvent and Diversify Fund	3/7/12	$1,000	Contributions to State Committees
MI	Northland Administration Fund	3/7/12	$500	Contributions to State Committees
MI	On Duty for Michigan	3/7/12	$1,000	Contributions to State Committees
MI	Posthumous Lyons Community Fund	3/7/12	$500	Contributions to State Committees
MI	Taking Care of Business Fund	3/7/12	$1,000	Contributions to State Committees
MI	West Michigan Community Preservation Fund	3/7/12	$2,000	Contributions to State Committees
MI	Michigan Republican Party Administration Account	5/2/12	$3,000	Contributions to State Committees
MI	Prosperous Michigan Fund II	9/24/12	$1,000	Contributions to State Committees
MI	Rudy Hobbs Community Fund	9/24/12	$500	Contributions to State Committees
MI	Bill Schuette for Attorney General	10/16/12	$1,000	Contributions to State Candidates
Mississippi				
MS	Bobby Howell Campaign	8/10/12	$1,000	Contributions to State Candidates
MS	Brad Mayo Campaign	8/10/12	$250	Contributions to State Candidates
MS	Briggs Hopson Campaign	8/10/12	$250	Contributions to State Candidates
MS	Cecil Brown Campaign	8/10/12	$250	Contributions to State Candidates
MS	David Blount Campaign	8/10/12	$250	Contributions to State Candidates
MS	Dean Kirby Campaign	8/10/12	$1,000	Contributions to State Candidates
MS	Forrest Hamilton Campaign	8/10/12	$250	Contributions to State Candidates
MS	Friends of Mark Formby	8/10/12	$1,000	Contributions to State Candidates
MS	Friends of Tate Reeves	8/10/12	$1,000	Contributions to State Candidates
MS	Hank Lott Campaign	8/10/12	$250	Contributions to State Candidates
MS	Rob Bryan Campaign	8/10/12	$500	Contributions to State Candidates
MS	Jeff Smith Campaign	8/10/12	$250	Contributions to State Candidates
MS	Josh Harkins Campaign	8/10/12	$250	Contributions to State Candidates
MS	Kevin Horan Campaign	8/10/12	$250	Contributions to State Candidates
MS	Philip Gunn Campaign	8/10/12	$1,000	Contributions to State Candidates
MS	Sam Mims Campaign	8/10/12	$1,000	Contributions to State Candidates
MS	Terry Brown Campaign	8/10/12	$500	Contributions to State Candidates
MS	Terry Burton Campaign	8/10/12	$500	Contributions to State Candidates
MS	Toby Barker Campaign	8/10/12	$250	Contributions to State Candidates
Missouri				
MO	Chris Gatschenberger for Representative	8/27/12	$250	Contributions to State Candidates
MO	Citizens for Timothy W. Jones	8/27/12	$500	Contributions to State Candidates
MO	Citizens for Diehl	8/27/12	$500	Contributions to State Candidates
MO	Citizens for Colona	8/27/12	$500	Contributions to State Candidates
MO	Citizens to Elect Sue Allen	8/27/12	$250	Contributions to State Candidates
MO	Citizens for Jay Wasson	8/27/12	$500	Contributions to State Candidates
MO	Committee to Elect Mike Leara	8/27/12	$250	Contributions to State Candidates
MO	Committee to Elect Jay Hummel	8/27/12	$500	Contributions to State Candidates
MO	Committee to Elect Jeff Roorda	8/27/12	$250	Contributions to State Candidates
MO	Dempsey for Senate	8/27/12	$500	Contributions to State Candidates
MO	Dugger for State Representative	8/27/12	$250	Contributions to State Candidates
MO	Engler for Missouri	8/27/12	$250	Contributions to State Candidates
MO	Friends of Rick Stream	8/27/12	$250	Contributions to State Candidates
MO	Friends of Sandy Crawford	8/27/12	$250	Contributions to State Candidates
MO	Friends of Donna Lichtenegger	8/27/12	$250	Contributions to State Candidates
MO	Friends of Chris Molendorp	8/27/12	$250	Contributions to State Candidates
MO	Friends of Eric Burlison	8/27/12	$250	Contributions to State Candidates
MO	Friends of Caleb Jones	8/27/12	$500	Contributions to State Candidates
MO	Friends of Todd Richardson	8/27/12	$250	Contributions to State Candidates
MO	Friends of Lincoln Hough	8/27/12	$250	Contributions to State Candidates
MO	Friends of Wayne Wallingford	8/27/12	$500	Contributions to State Candidates
MO	Denise Monticello for State Representative	8/27/12	$250	Contributions to State Candidates
MO	Holsman for Missouri	8/27/12	$500	Contributions to State Candidates
MO	Jill Schupp for State Representative	8/27/12	$250	Contributions to State Candidates
MO	Lembke for Senate	8/27/12	$500	Contributions to State Candidates
MO	Mary Nichols for State Representative	8/27/12	$250	Contributions to State Candidates
MO	Parson for State Senate	8/27/12	$500	Contributions to State Candidates



CORPORATE STATE CONTRIBUTIONS

CVS Caremark Corporation Corporate - State Contributions - January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
Missouri				
MO	Quinn for Representative	8/27/12	$250	Contributions to State Candidates
MO	Rizzo for Missouri	8/27/12	$500	Contributions to State Candidates
MO	Schmitt for Senate	8/27/12	$500	Contributions to State Candidates
MO	Weiland Now	8/27/12	$250	Contributions to State Candidates
New Hampshire				
NH	House Republican Victory PAC	2/15/12	$500	Contributions to State Committees
NH	New Hampshire Senate Democratic Caucus	2/15/12	$500	Contributions to State Candidates
NH	Friends of Peter Bragdon	3/7/12	$250	Contributions to State Candidates
NH	Committee to Elect House Democrats	3/7/12	$500	Contributions to State Committees
NH	Republican Senate Majority Committee	6/1/12	$500	Contributions to State Committees
NH	Friends of Ovide 2012	10/1/12	$750	Contributions to State Candidates
NH	Maggie 12	10/1/12	$750	Contributions to State Candidates
NH	Republican Senate Majority Committee	10/1/12	$500	Contributions to State Committees
NH	NH Senate Democratic Caucus	10/1/12	$500	Contributions to State Committees
NH	Friends of Jeb Bradley for State Senate	10/1/12	$250	Contributions to State Candidates
New York				
NY	Citizens for Hannon	8/23/12	$1,250	Contributions to State Candidates
NY	Citizens for DeFrancisco	8/23/12	$500	Contributions to State Candidates
NY	Friends for the Election of Dean G. Skelos	8/23/12	$750	Contributions to State Candidates
NY	Friends of Senator Seward	8/23/12	$1,250	Contributions to State Candidates
NY	Friends of Amy Paulin	8/23/12	$500	Contributions to State Candidates
NY	Friends of Senator Libous Committee	8/23/12	$350	Contributions to State Candidates
NY	Friends of Tom O'Mara	8/23/12	$350	Contributions to State Candidates
NY	NYS DACC Housekeeping Account	9/4/12	$3,000	Contributions to State Committees
NY	NYS SRCC Housekeeping Account	9/4/12	$10,000	Contributions to State Committees
NY	RACC Housekeeping Account	9/4/12	$1,000	Contributions to State Committees
NY	The IDC Initiative Housekeeping Account	9/4/12	$1,000	Contributions to State Committees
North Dakota				
ND	North Dakota Republican Party	9/10/12	$2,000	Contributions to State Committees
Oklahoma				
OK	Oklahoma Speakers Ball Inc.	10/3/12	$2,500	Contributions to State Committees
Oregon				
OR	Friends of Bruce Hanna	9/21/12	$1,000	Contributions to State Candidates
OR	Friends of Tina Kotek	9/21/12	$500	Contributions to State Candidates
OR	Peter Courtney for State Senate	9/21/12	$1,000	Contributions to State Candidates
OR	Senate Democratic Leadership Fund	9/21/12	$500	Contributions to State Committees
OR	Future PAC	9/21/12	$500	Contributions to State Committees
OR	Promote Oregon Leadership PAC	9/21/12	$500	Contributions to State Committees
OR	The Leadership Fund	9/21/12	$500	Contributions to State Committees
OR	Citizens for Jim Thompson	9/21/12	$1,000	Contributions to State Candidates
OR	Mitch Greenlick for State Legislature	9/21/12	$500	Contributions to State Candidates
OR	Friends of Tim Freeman	9/21/12	$1,000	Contributions to State Candidates
OR	Friends of Val Hoyle	9/21/12	$500	Contributions to State Candidates
OR	Citizens to Elect Dennis Richardson	9/21/12	$500	Contributions to State Candidates
OR	Committee to Re-Elect Peter Buckley	9/21/12	$500	Contributions to State Candidates
OR	Friends of Laurie Monnes Anderson	9/21/12	$1,000	Contributions to State Candidates
OR	Committee to Elect Dr. Alan Bates	9/21/12	$500	Contributions to State Candidates
OR	Friends of Richard Devlin	9/21/12	$500	Contributions to State Candidates
OR	Friends of Elizabeth Steiner Hayward	9/21/12	$500	Contributions to State Candidates
OR	Jackie Winters for State Senate	9/21/12	$500	Contributions to State Candidates
OR	Committee to Elect Jeff Kruse	9/21/12	$500	Contributions to State Candidates
Pennsylvania				
PA	Voters to Elect Pat Vance	3/7/12	$500	Contributions to State Candidates
South Carolina				
SC	Courson for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Larry Martin Campaign	10/9/12	$1,000	Contributions to State Candidates
SC	Tony Barwick for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Setzler for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Greg Hembree for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Thurmond for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Young for Senate	10/9/12	$500	Contributions to State Candidates
SC	Gray for House	10/9/12	$1,000	Contributions to State Candidates
SC	Joan Brady for House District 78	10/9/12	$1,000	Contributions to State Candidates
SC	Wendell Gilliard for SC House Seat 111	10/9/12	$500	Contributions to State Candidates
SC	Committee to Elect Andy Patrick	10/9/12	$1,000	Contributions to State Candidates
SC	O'Dell for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Campbell for Senate	10/9/12	$1,000	Contributions to State Candidates
SC	Mike Rose for Senate	4/12/12	$500	Contributions to State Candidates



CVS Caremark Corporation Corporate – State Contributions – January 1 - December 31, 2012				
State	Recipient	Date	Amount	Purpose
Vermont				
VT	Vermont Democratic House Campaign	2/9/12	$250	Contributions to State Committees
VT	Vermont House Republicans	3/7/12	$200	Contributions to State Committees
VT	Green Mountain Republican Senate Committee	4/12/12	$200	Contributions to State Committees
VT	Vermont Senate Victory	4/12/12	$250	Contributions to State Committees
VT	Rutland GOPAC	6/20/12	$250	Contributions to State Candidates
VT	Shumlin for Governor	6/20/12	$250	Contributions to State Candidates
VT	Friends of Franklin County Republicans	7/13/12	$200	Contributions to State Committees
VT	CCREC	7/13/12	$500	Contributions to State Committees
VT	Friends of Washington County Republicans	8/2/12	$250	Contributions to State Committees
VT	Senate Leadership Committee	8/2/12	$500	Contributions to State Committees
VT	Albert Pearce for House	10/9/12	$100	Contributions to State Candidates
VT	Alice Nitka for Senate	10/9/12	$200	Contributions to State Candidates
VT	Andy Donaghy for House	10/9/12	$100	Contributions to State Candidates
VT	Ann Cummings for Senate	10/9/12	$200	Contributions to State Candidates
VT	Anne Donahue for House	10/9/12	$100	Contributions to State Candidates
VT	Bill Doyle for Senate	10/9/12	$200	Contributions to State Candidates
VT	David Dill for Senate	10/9/12	$200	Contributions to State Candidates
VT	Dick Sears for Senate	10/9/12	$200	Contributions to State Candidates
VT	Don Collins for Senate	10/9/12	$200	Contributions to State Candidates
VT	Dustin Degree for Senate	10/9/12	$200	Contributions to State Candidates
VT	Gary Reis for House	10/9/12	$100	Contributions to State Candidates
VT	Harvey Smith for House	10/9/12	$100	Contributions to State Candidates
VT	Jane Kitchel for Senate	10/9/12	$200	Contributions to State Candidates
VT	Joe Benning for Senate	10/9/12	$200	Contributions to State Candidates
VT	John Campbell for Senate	10/9/12	$200	Contributions to State Candidates
VT	Maxine Jo Grad for House	10/9/12	$100	Contributions to State Candidates
VT	Michael Hebert for House	10/9/12	$100	Contributions to State Candidates
VT	Michael Marcotte for House	10/9/12	$100	Contributions to State Candidates
VT	Norm McAllister for Senate	10/9/12	$200	Contributions to State Candidates
VT	Patti Lewis for House	10/9/12	$100	Contributions to State Candidates
VT	Peg Flory for Senate	10/9/12	$200	Contributions to State Candidates
VT	Peter Perley for House	10/9/12	$100	Contributions to State Candidates
VT	Phil Scott for Lieutenant	10/9/12	$300	Contributions to State Candidates
VT	Robert Hartwell for Senate	10/9/12	$200	Contributions to State Candidates
VT	Robert Lewis for Senate	10/9/12	$200	Contributions to State Candidates
VT	Robert Starr for Senate	10/9/12	$200	Contributions to State Candidates
VT	Shumlin for Governor	10/9/12	$500	Contributions to State Candidates
VT	William Carris for Senate	10/9/12	$200	Contributions to State Candidates
VT	Vermont Democratic Party	10/15/12	$1,000	Contributions to State Committees
VT	VHR PAC	10/15/12	$500	Contributions to State Committees
VT	VT Senate Victory	10/15/12	$500	Contributions to State Committees
Virginia				
VA	Friends of Steve Martin	12/13/12	$1,000	Contributions to State Candidates
Washington				
WA	Campaign to Elect Paul Harris	9/14/12	$800	Contributions to State Candidates
WA	Citizens for Mike Carrell	9/14/12	$800	Contributions to State Candidates
WA	Citizens for Steve Litzow	9/14/12	$350	Contributions to State Candidates
WA	Committee to Elect Barbara Bailey	9/14/12	$800	Contributions to State Candidates
WA	Committee to Re-Elect Don Benton	9/14/12	$350	Contributions to State Candidates
WA	Committee to Elect Eileen Cody	9/14/12	$400	Contributions to State Candidates
WA	Committee to Elect Cathy Dahlquist	9/14/12	$350	Contributions to State Candidates
WA	Friends of Rob McKenna	9/14/12	$2,000	Contributions to State Candidates
WA	Friends to Elect Randi Becker	9/14/12	$800	Contributions to State Candidates
WA	Friends to Elect Eric Pettigrew	9/14/12	$350	Contributions to State Candidates
WA	Friends of Larry Springer	9/14/12	$350	Contributions to State Candidates
WA	Judy Clibborn for State Representative	9/14/12	$350	Contributions to State Candidates
WA	People for Brian Hatfield	9/14/12	$350	Contributions to State Candidates
WA	People for Joe Schmick	9/14/12	$800	Contributions to State Candidates
WA	Re-Elect Linda Evans Parlette Senator	9/14/12	$800	Contributions to State Candidates
WA	Re-Elect Pat Sullivan Campaign	9/14/12	$350	Contributions to State Candidates
WA	Friends of Rob McKenna	10/18/12	$1,800	Contributions to State Candidates
West Virginia				
WV	Tomblin Gubernatorial Inauguration Committee, Inc.	12/24/12	$5,000	Contributions to State Candidates



CVS Caremark Corporation Employees Political Action Committee – Federal Contributions – July 1 - December 31, 2011				
Mailname	Party Affiliation	Date	Amount	Purpose
Schwartz for Congress	Democrat	09/21/2011	$1,000	Contributions to Federal Candidates
Ryan for Congress	Republican	09/21/2011	$1,000	Contributions to Federal Candidates
Impact (Chuck Schumer)	Democrat	09/21/2011	$4,000	Contributions to Federal Committees
Friends of Senator Rockefeller	Democrat	09/21/2011	$2,000	Contributions to Federal Candidates
Friends of Lois Capps	Democrat	09/21/2011	$1,000	Contributions to Federal Candidates
Friends of John Boehner	Republican	09/21/2011	$500	Contributions to Federal Candidates
The Cicilline Committee	Democrat	09/21/2011	$2,500	Contributions to Federal Candidates
Charles A. Gonzalez Congressional Cmte	Democrat	09/21/2011	$1,000	Contributions to Federal Candidates
Charles Boustany, Jr. MD for Congress	Republican	09/21/2011	$1,000	Contributions to Federal Candidates
ALAMO PAC (John Cornyn)	Republican	09/21/2011	$1,000	Contributions to Federal Committees
Scott Brown for US Senate Committee	Republican	09/27/2011	$500	Contributions to Federal Candidates
AmeriPAC: The Fund for a Greater America (Steny Hoyer)	Democrat	09/27/2011	$1,000	Contributions to Federal Committees
Charles A. Gonzalez Congressional Cmte	Democrat	09/27/2011	$1,500	Contributions to Federal Candidates
Larson for Congress	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
McCaskill for Missouri	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
Price for Congress	Republican	09/27/2011	$1,000	Contributions to Federal Candidates
Richard Hanna for Congress	Republican	09/27/2011	$1,000	Contributions to Federal Candidates
Manchin for West Virginia	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
Bob Casey for Senate	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
Rogers for Congress	Republican	09/27/2011	$1,000	Contributions to Federal Candidates
Tom Reed for Congress	Republican	09/27/2011	$1,000	Contributions to Federal Candidates
Pallone for Congress	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
Burgess for Congress	Republican	09/27/2011	$1,000	Contributions to Federal Candidates
Becerra for Congress	Democrat	09/27/2011	$1,000	Contributions to Federal Candidates
Schwartz for Congress	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
TFP-FOJB Committee (Freedom Project/John Boehner)	Republican	10/27/2011	$2,500	Contributions to Joint Fundraising Committees
Friends of Lois Capps	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Ryan for Congress	Republican	10/27/2011	$1,000	Contributions to Federal Candidates
Becerra for Congress	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Texas Freedom Fund (Joe Barton)	Republican	10/27/2011	$1,000	Contributions to Federal Committees
Nelson for US Senate	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Trust PAC-Team Republicans for Utilizing Sensible Tactics (Fred Upton)	Republican	10/27/2011	$5,000	Contributions to Federal Committees
Crowley for Congress	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Citizens for Harkin	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Manchin for West Virginia	Democrat	10/27/2011	$1,000	Contributions to Federal Candidates
Hatch Election Committee	Republican	10/27/2011	$1,000	Contributions to Federal Candidates
Tallapoosa Creek Inc (Jeff Sessions)	Republican	12/21/2011	$1,000	Contributions to Federal Committees
SYNERGY PAC (John Larson)	Democrat	12/21/2011	$1,000	Contributions to Federal Committees
Roskam for Congress Committee	Republican	12/21/2011	$1,000	Contributions to Federal Candidates
Richard E. Neal for Congress Committee	Democrat	12/21/2011	$1,000	Contributions to Federal Candidates
Friends of Max Baucus	Democrat	12/21/2011	$1,000	Contributions to Federal Candidates
Friends of Jim Clyburn	Democrat	12/21/2011	$1,000	Contributions to Federal Candidates
Friends of Dick Durbin Committee	Democrat	12/21/2011	$1,000	Contributions to Federal Candidates
Friends of Joe Pitts	Republican	12/21/2011	$1,000	Contributions to Federal Candidates
Friends of Dennis Ross	Republican	12/21/2011	$1,000	Contributions to Federal Candidates
Crowley for Congress	Democrat	12/21/2011	$500	Contributions to Federal Candidates
Ben Cardin for Senate	Democrat	12/21/2011	$1,000	Contributions to Federal Candidates

CVS Caremark Corporation Employees Political Action Committee – State Contributions – July 1 - December 31, 2011		
Arizona	$500	Aggregate contributions to State Candidates
Kentucky	$7,000	Aggregate contributions to State Candidates
Massachusetts	$1,800	Aggregate contributions to State Candidates
Maryland	$1,250	Aggregate contributions to State Candidates
Ohio	$4,500	Aggregate contributions to State Candidates
Pennsylvania	$3,750	Aggregate contributions to State Candidates
Rhode Island	$1,500	Aggregate contributions to State Candidates
Tennessee	$7,250	Aggregate contributions to State Candidates
Texas	$10,000	Aggregate contributions to State Candidates
West Virginia	$1,500	Aggregate contributions to State Candidates

CVS Caremark Corporation Corporate – State Contributions – July 1 - December 31, 2011		
Arkansas	$10,000	Aggregate contributions to State Candidates
California	$40,500	Aggregate contributions to State Candidates
Colorado	$7,525	Aggregate contributions to State Candidates
District of Columbia	$3,000	Aggregate contributions to State Candidates
Florida	$27,750	Aggregate contributions to State Candidates
Illinois	$18,500	Aggregate contributions to State Candidates
Louisiana	$2,000	Aggregate contributions to State Candidates
Maine	$2,000	Aggregate contributions to State Candidates
Maryland	$1,000	Aggregate contributions to State Candidates
Missouri	$6,500	Aggregate contributions to State Candidates
New Mexico	$5,000	Aggregate contributions to State Candidates
New York	$17,500	Aggregate contributions to State Candidates
South Carolina	$8,000	Aggregate contributions to State Candidates
Vermont	$1,000	Aggregate contributions to State Candidates
Virginia	$3,500	Aggregate contributions to State Candidates
Washington	$4,000	Aggregate contributions to State Candidates